                                                              FILE NO. 333-64338
                                                                       811-07727
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4
                   REGISTRATION STATEMENT UNDER THE SECURITIES

                                   ACT OF 1933                           [X]

                                                                         [ ]


                        PRE-EFFECTIVE AMENDMENT NO. 1                    [X]


                        POST-EFFECTIVE AMENDMENT NO.                     [ ]

                                     AND/OR

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940                         [X]


                                AMENDMENT NO. 1

                        (CHECK APPROPRIATE BOX OR BOXES)
                            ------------------------

                          VARIABLE ANNUITY ACCOUNT FIVE

             (Portion Relating to SEASONS ADVISOR VARIABLE ANNUITY)

                           (Exact Name of Registrant)

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                               (Name of Depositor)

                               1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022

              (Address of Depositor's Principal Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (310) 772-6000

                            CHRISTINE A. NIXON, ESQ.
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                               1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022

                     (Name and Address of Agent for Service)
Approximate date of proposed public offering:

     As soon as practicable after effectiveness of the Registration Statement.

Title of securities being registered:

     Interests in a Separate Account under group and individual flexible payment deferred annuity contracts.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
================================================================================

                          VARIABLE ANNUITY ACCOUNT FIVE

             (Portion Relating to SEASONS ADVISOR VARIABLE ANNUITY)

                              CROSS REFERENCE SHEET
                              PART A -- PROSPECTUS



ITEM NUMBER IN FORM N-4                                                                  CAPTION
----------------------------------------------------------------  -------------------------------------------
       1.  Cover Page...........................................  Cover Page
       2.  Definitions..........................................  Glossary
       3.  Synopsis.............................................  Highlights; Fee Tables; Portfolio Expenses; Examples
       4.  Condensed Financial Information......................  Examples
       5.  General Description of Registrant, Depositor and
             Portfolio Companies................................  The Seasons Advisor Variable Annuity; Other
                                                                    Information
       6.  Deductions...........................................  Expenses
       7.  General Description of Variable Annuity Contracts....  The Seasons Advisor Variable Annuity; Purchasing a
                                                                    Seasons Advisor Variable Annuity; Investment Options
       8.  Annuity Period.......................................  Income Options
       9.  Death Benefit........................................  Death Benefit
      10.  Purchases and Contract Value.........................  Purchasing a Seasons Advisor Variable Annuity
      11.  Redemptions..........................................  Access to Your Money
      12.  Taxes................................................  Taxes
      13.  Legal Proceedings....................................  Other Information -- Legal Proceedings
      14.  Table of Contents of Statement of Additional
             Information........................................  Table of Contents of Statement of Additional
                                                                    Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.


ITEM NUMBER IN FORM N-4                                                                  CAPTION
----------------------------------------------------------------  -----------------------------------------------------
      15.  Cover Page...........................................  Cover Page
      16.  Table of Contents....................................  Table of Contents
      17.  General Information and History......................  The Seasons Advisor Variable Annuity (P); Separate
                                                                    Account; General Account; Investment Options (P);
                                                                    Other Information
      18.  Services.............................................  Other Information (P)
      19.  Purchase of Securities Being Offered.................  Purchasing a Seasons Advisor Variable Annuity (P)
      20.  Underwriters.........................................  Distribution of Contracts
      21.  Calculation of Performance Data......................  Performance Data
      22.  Annuity Payments.....................................  Income Options (P); Annuity Payments; Annuity Unit
                                                                    Values
      23.  Financial Statements.................................  Depositor; Other Information -- Financial Statements;
                                                                    Registrant; Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                            [SEASONS ADVISORS LOGO]


                                   PROSPECTUS

                                October 1, 2001


                   ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                                   issued by
                         VARIABLE ANNUITY ACCOUNT FIVE
                                      and
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

The annuity contract has 20 investment choices - 3 fixed investment options which offer interest rates guaranteed by Anchor National for different periods of time, 9 variable investment SELECT PORTFOLIOS, 4 variable investment FOCUSED PORTFOLIOS and 4 variable investment SEASONS STRATEGIES:


           SELECT PORTFOLIOS                        FOCUSED PORTFOLIOS                       SEASONS STRATEGIES
            LARGE CAP GROWTH                           FOCUS GROWTH                                GROWTH
          LARGE CAP COMPOSITE                    FOCUS GROWTH AND INCOME                      MODERATE GROWTH
            LARGE CAP VALUE                            FOCUS VALUE                            BALANCED GROWTH
             MID CAP GROWTH                           FOCUS TECHNET                         CONSERVATIVE GROWTH
             MID CAP VALUE
               SMALL CAP
          INTERNATIONAL EQUITY
        DIVERSIFIED FIXED INCOME
            CASH MANAGEMENT


              all of which invest in the underlying portfolios of

                              SEASONS SERIES TRUST
                              which is managed by:


         SELECT PORTFOLIOS                            FOCUSED PORTFOLIOS                            SEASONS STRATEGIES
  DEUTSCHE ASSET MANAGEMENT INC.                    HARRIS ASSOCIATES L.P.                       JANUS CAPITAL CORPORATION
  GOLDMAN SACHS ASSET MANAGEMENT                  FRED ALGER MANAGEMENT INC.                PUTNAM INVESTMENT MANAGEMENT, INC.
     JANUS CAPITAL CORPORATION                     JENNISON ASSOCIATES LLC.                  SUNAMERICA ASSET MANAGEMENT CORP.
        LORD, ABBETT & CO.                     MARSICO CAPITAL MANAGEMENT, LLC.               T. ROWE PRICE ASSOCIATES, INC.
 SUNAMERICA ASSET MANAGEMENT CORP.                 DRESDNER RCM GLOBAL FUNDS                WELLINGTON MANAGEMENT COMPANY, LLP
  T. ROWE PRICE ASSOCIATES, INC.               SUNAMERICA ASSET MANAGEMENT CORP.
  GOLDMAN SACHS ASSET MANAGEMENT/                VANWAGONER CAPITAL MANAGEMENT
  GOLDMAN SACHS ASSET MANAGEMENT                      THIRD AVENUE FUNDS
               INT'L                         THORNBURG INVESTMENT MANAGEMENT, INC.
WELLINGTON MANAGEMENT COMPANY, LLP       AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.


You can put your money into any one or all of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS, SEASONS STRATEGIES and/or fixed investment options.

Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the Seasons Advisor Variable Annuity.


To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated October 1, 2001. The SAI has been filed with the Securities and Exchange Commission ("SEC") and can be considered part of this prospectus.



The table of contents of the SAI appears on page 33 of this prospectus. For a free copy of the SAI, call us at 800/445-SUN2 or write our Annuity Service Center at, P.O. Box 54299, Los Angeles, California 90054-0299.


A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.

ANNUITIES INVOLVE RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS


GLOSSARY....................................................    3
HIGHLIGHTS..................................................    4
SEASONS ADVISOR VARIABLE ANNUITY FEE TABLES.................    5
    Owner Transaction Expenses..............................    5
    Annual Separate Account Expenses........................    5
    The Optional Seasons Estate Advantage Fee...............    5
    Investment Portfolio Expenses of Portfolios and Seasons
     Strategies.............................................    6
EXAMPLES....................................................    7
THE SEASONS ADVISOR VARIABLE ANNUITY........................   10
PURCHASING A SEASONS ADVISOR VARIABLE ANNUITY...............   11
    Allocation of Purchase Payments.........................   11
    Accumulation Units......................................   11
    Free Look...............................................   12
INVESTMENT OPTIONS..........................................   12
    Variable Investment Options.............................   12
      THE PORTFOLIOS........................................   12
      PORTFOLIOS Operation..................................   13
      THE SEASONS STRATEGIES................................   13
      SEASONS STRATEGY Rebalancing..........................   14
      Fixed Investment Options..............................   16
    Transfers During the Accumulation Phase.................   16
    Dollar Cost Averaging...................................   17
    Asset Allocation Rebalancing Program....................   18
    Principal Advantage Program.............................   18
    Voting Rights...........................................   19
    Substitution............................................   19
ACCESS TO YOUR MONEY........................................   19
    Systematic Withdrawal Program...........................   19
    Minimum Contract Value..................................   20
    Qualified Contract Owners...............................   20
DEATH BENEFIT...............................................   20
    Standard Death Benefit..................................   21
    Seasons Estate Advantage................................   21
    Spousal Continuation....................................   23
EXPENSES....................................................   23
    Insurance Charges.......................................   24
    Investment Charges......................................   24
    Transfer Fee............................................   24
    Seasons Estate Advantage Fee............................   24
    Premium Tax.............................................   24
    Income Taxes............................................   24
    Reduction or Elimination of Charges and Expenses, and
     Additional Amounts Credited............................   24
INCOME OPTIONS..............................................   25
    Annuity Date............................................   25
    Income Options..........................................   25
    Allocation of Annuity Payments..........................   26
    Transfers During the Income Phase.......................   27
    Deferment of Payments...................................   27
TAXES.......................................................   27
    Annuity Contracts in General............................   27
    Tax Treatment of Distributions--Non-qualified
     Contracts..............................................   27
    Tax Treatment of Distributions--Qualified Contracts.....   28
    Tax Treatment of Non-qualified Contracts Owned by a
     Trust or Corporation...................................   28
    Tax Treatment of Gifts, Pledges and/or Assignments of a
     Non-qualified Contract.................................   28
    Minimum Distributions...................................   28
    Tax Treatment of Death Benefits.........................   29
    Diversification.........................................   29
PERFORMANCE.................................................   29
OTHER INFORMATION...........................................   30
    Anchor National.........................................   30
    The Separate Account....................................   30
    Custodian...............................................   30
    The General Account.....................................   30
    Distribution of the Contract............................   30
    Administration..........................................   31
    Legal Proceedings.......................................   31
    Ownership...............................................   31
    Additional Information..................................   31
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....   33
APPENDIX A--PREMIUM TAXES...................................  A-1
APPENDIX B--DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION...  B-1

GLOSSARY

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we define them in this glossary.

ACCUMULATION PHASE--The period during which you invest money in your contract.

ACCUMULATION UNITS--A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S)--The person(s) on whose life (lives) we base annuity payments.

ANNUITY DATE--The date on which annuity payments are to begin, as selected by you.

ANNUITY UNITS--A measurement we use to calculate the amount of annuity payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY(IES)--The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

COMPANY--Anchor National Life Insurance Company ("Anchor National"), We, Us, the issuer of this annuity contract.

INCOME PHASE--The period during which we make annuity payments to you.

IRS--The Internal Revenue Service.

NON-QUALIFIED (CONTRACT)--A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

PORTFOLIO(S)--A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each SELECT and FOCUSED PORTFOLIO has a distinct investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust. This investment option allocates assets to an underlying fund in which a portion of the assets is managed by three different advisors.

PURCHASE PAYMENTS--The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

QUALIFIED (CONTRACT)--A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

STRATEGY(IES)--A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each SEASONS STRATEGY has its own investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust. This investment option allocates assets to three out of six available portfolios, each of which is managed by a different investment advisor.

HIGHLIGHTS
--------------------------------------------------------------------------------

ANCHOR NATIONAL OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY PRODUCTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. EACH PRODUCT MAY OFFER DIFFERENT FEATURES AND BENEFITS AND CORRESPONDINGLY DIFFERENT FEE AND CHARGES. WHEN WORKING WITH YOUR FINANCIAL ADVISOR TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS YOU SHOULD CONSIDER, AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOU LONG-TERM RETIREMENT SAVINGS GOALS.


The Seasons Advisor Variable Annuity is a contract between you and Anchor National Life Insurance Company ("Anchor National"). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested into any one or more of the distinct SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES and fixed account options. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.



FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever period is required in your state). You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. Please see PURCHASING A SEASONS ADVISOR VARIABLE ANNUITY in the prospectus.



EXPENSES: There are fees and charges associated with the contract. We deduct insurance charges which equal 1.40% annually of the average daily value of your contract allocated to the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES. There are investment charges and other expenses if you invested in the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES. If you elect optional features available under the contract we may charge additional fees for those features. Please see the FEE TABLE, PURCHASING A SEASONS ADVISOR VARIABLE ANNUITY and EXPENSES in the prospectus.


ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. Please see ACCESS TO YOUR MONEY and TAXES in the prospectus.

DEATH BENEFIT: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. Please see DEATH BENEFITS in the prospectus.

INCOME OPTIONS: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also chose from five different income options, including an option for income that you cannot outlive. Please see INCOME OPTIONS in the prospectus.


INQUIRIES: If you have questions about your contract call your financial advisor or contact us at Anchor National Life Insurance Company Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone Number: (800) 445-SUN2.


PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

SEASONS ADVISOR VARIABLE ANNUITY FEE TABLES
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES


Withdrawal Charge...  None
Contract Maintenance
  Charge............  None
Transfer Fee........  No charge for the first 15
                      transfers each contract year;
                      thereafter, fee is $25 ($10 in
                      Pennsylvania and Texas) per
                      transfer in any contract year.


THE OPTIONAL SEASONS ESTATE ADVANTAGE FEE

(Seasons Estate Advantage, which offers a choice of two enhanced death benefits and an Earnings Advantage benefit, is optional and if elected, the fee is an annualized charge that is deducted daily from your daily net asset value.)



Fee as a percentage of your
  daily net asset value......   0.25%


ANNUAL SEPARATE ACCOUNT EXPENSES

(as a percentage of your daily net asset value)


Mortality Risk Charge..........................  0.90%
Expense Risk Charge............................  0.35%
Distribution Expense Charge....................  0.15%
                                                 ----
         Total Separate Account Expenses.......  1.40%

                  INVESTMENT PORTFOLIO EXPENSES OF PORTFOLIOS

                              SEASONS SERIES TRUST

(as a percentage of daily net asset value after any applicable reimbursement or waiver of expenses, as of the fiscal year end of the Trust ending March 31,
                                     2001)



                                           MANAGEMENT   SERVICE (12b-1)     OTHER     TOTAL ANNUAL
                                              FEE            FEES+         EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------
SELECT PORTFOLIOS(1)
    Large Cap Growth                          0.80%           0.15%          0.30%        1.25%
    Large Cap Composite                       0.80%           0.15%          0.30%        1.25%
    Large Cap Value                           0.80%           0.15%          0.30%        1.25%
    Mid Cap Growth                            0.85%           0.15%          0.30%        1.30%
    Mid Cap Value                             0.85%           0.15%          0.30%        1.30%
    Small Cap                                 0.85%           0.15%          0.30%        1.30%
    International Equity                      1.00%           0.15%          0.30%        1.45%
    Diversified Fixed Income                  0.70%           0.15%          0.30%        1.15%
    Cash Management                           0.55%           0.15%          0.30%        1.00%
---------------------------------------------------------------------------------------------------
FOCUSED PORTFOLIOS
    Focus Growth*                             1.00%           0.15%          0.30%        1.45%
    Focus Growth and Income*                  1.00%           0.15%          0.30%        1.45%
    Focus Value*                              1.00%           0.15%          0.30%        1.45%
    Focus TechNet*                            1.20%           0.15%          0.30%        1.65%
---------------------------------------------------------------------------------------------------


* This portfolio was not available for sale during the entire fiscal year of the Trust. The percentages are based on estimated amounts for the current fiscal year.

               INVESTMENT PORTFOLIO EXPENSES BY SEASONS STRATEGY

  (based on the total annual expenses of the underlying investment portfolios reflected below after any applicable reimbursement or waiver of expenses, as of the fiscal year end of the Trust ending March 31, 2001)



                                           MANAGEMENT   SERVICE (12b-1)     OTHER     TOTAL ANNUAL
                                              FEE            FEES+         EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------
SEASONS STRATEGY(2)
Growth                                        0.87%           0.15%          0.12%        1.14%
Moderate Growth                               0.85%           0.15%          0.12%        1.12%
Balanced Growth                               0.83%           0.15%          0.16%        1.14%
Conservative Growth                           0.80%           0.15%          0.21%        1.16%
---------------------------------------------------------------------------------------------------


IMPORTANT INFORMATION ABOUT PORTFOLIO EXPENSES IF INVESTED IN SEASONS
STRATEGIES:

The Investment Portfolio Expenses table set forth below identifies the total investment expenses charged by the underlying investment portfolios of Seasons Series Trust. Each contractholder invested in a SEASONS STRATEGY will incur only a portion of the investment expense of those portfolios in which the SEASONS STRATEGY invests. The table above entitled "Investment Portfolio Expenses by SEASONS STRATEGY" shows an approximation of the total investment expenses a contractholder may incur if invested in each respective SEASONS STRATEGY, after the automatic quarterly rebalancing of such SEASONS STRATEGY as described on page 14. The actual investment expenses incurred by contractholders within a SEASONS STRATEGY will vary depending upon the daily net asset value of each investment portfolio in which such SEASONS STRATEGY is invested.


                         INVESTMENT PORTFOLIO EXPENSES
                   FOR SEASONS STRATEGY UNDERLYING PORTFOLIOS

(as a percentage of daily net asset value of each investment portfolio as of the fiscal year end of the Trust ending March 31, 2001)



                                           MANAGEMENT   SERVICE (12b-1)     OTHER     TOTAL ANNUAL
                                              FEE            FEES+         EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------
SEASONS STRATEGY UNDERLYING
PORTFOLIOS
    Stock                                     0.85%           0.15%          0.08%        1.08%
    Asset Allocation: Diversified
      Growth(3)                               0.85%           0.15%          0.12%        1.12%
    Multi-Managed Growth                      0.89%           0.15%          0.15%        1.19%
    Multi-Managed Moderate Growth             0.85%           0.15%          0.14%        1.14%
    Multi-Managed Income/Equity(3)            0.81%           0.15%          0.20%        1.16%
    Multi-Managed Income(3)                   0.77%           0.15%          0.28%        1.20%
---------------------------------------------------------------------------------------------------


(1) Absent fee waivers or reimbursement of expenses by the adviser, you would have incurred the following expenses during the last fiscal year: Large Cap Growth (1.30%), Large Cap Composite (1.48%), Large Cap Value (1.39%), Mid Cap Growth (1.35%), Mid Cap Value (1.47%), Small Cap (1.45%), International Equity (1.91%), Diversified Fixed Income (1.31%), and Cash Management (2.95%).
(2) Absent recoupment of expenses by the adviser for the underlying investment portfolios, you would have incurred the following expenses for the strategies during the last fiscal year: Growth (1.28%), Moderate Growth (1.26%), Balanced Growth (1.25%) and Conservative Growth (1.24%).
(3) Absent recoupment of expenses by the adviser, you would have incurred the following expenses during the last fiscal year: Asset Allocation:
    Diversified Growth (1.16%), Multi-Managed Income (1.08%) and Multi-Managed Income/Equity (1.09%).

+ Although the 12b-1 fee is reflected in the numbers shown here, it was not in effect for the entire fiscal year ended 2001.


 THE ABOVE INVESTMENT PORTFOLIO EXPENSES WERE PROVIDED BY SEASONS SERIES TRUST.
      WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                    EXAMPLES


You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, Investment Portfolio Expenses after any waiver, reimbursement or recoupment (assuming the waiver, reimbursement or recoupment will continue for the period shown), if applicable, and

        (a) If the contract is surrendered at the end of the stated time period and no optional features are elected.


        (b) If the contract is surrendered and you elect the Seasons Estate Advantage at the maximum charge offered of [0.25%].


        (c) If the contract is not surrendered or is annuitized and no optional features are elected.*


        (d) If the contract is not surrendered and you elect the Seasons Estate Advantage at the maximum charge offered of [0.25%].



                                                   TIME PERIODS
--------------------------------------------------------------------------------------
         SELECT PORTFOLIO            1 YEAR    3 YEARS     5 YEARS    10 YEARS
--------------------------------------------------------------------------------------
 Large-Cap Growth                   (a)  $27   (a)  $82   (a)  $141   (a)  $298
                                    (b)  $29   (b)  $90   (b)  $153   (b)  $322
                                    (c)  $27   (c)  $82   (c)  $141   (c)  $298
                                    (d)  $29   (d)  $90   (d)  $153   (d)  $322
 Large-Cap Composite                (a)  $27   (a)  $82   (a)  $141   (a)  $298
                                    (b)  $29   (b)  $90   (b)  $153   (b)  $322
                                    (c)  $27   (c)  $82   (c)  $141   (c)  $298
                                    (d)  $29   (d)  $90   (d)  $153   (d)  $322
 Large-Cap Value                    (a)  $27   (a)  $82   (a)  $141   (a)  $298
                                    (b)  $29   (b)  $90   (b)  $153   (b)  $322
                                    (c)  $27   (c)  $82   (c)  $141   (c)  $298
                                    (d)  $29   (d)  $90   (d)  $153   (d)  $322
 Mid-Cap Growth                     (a)  $27   (a)  $84   (a)  $143   (a)  $303
                                    (b)  $30   (b)  $91   (b)  $155   (b)  $327
                                    (c)  $27   (c)  $84   (c)  $143   (c)  $303
                                    (d)  $30   (d)  $91   (d)  $155   (d)  $327
 Mid-Cap Value                      (a)  $27   (a)  $84   (a)  $143   (a)  $303
                                    (b)  $30   (b)  $91   (b)  $155   (b)  $327
                                    (c)  $27   (c)  $84   (c)  $143   (c)  $303
                                    (d)  $30   (d)  $91   (d)  $155   (d)  $327
 Small-Cap                          (a)  $27   (a)  $84   (a)  $143   (a)  $303
                                    (b)  $30   (b)  $91   (b)  $155   (b)  $327
                                    (c)  $27   (c)  $84   (c)  $143   (c)  $303
                                    (d)  $30   (d)  $91   (d)  $155   (d)  $327
 International Equity               (a)  $29   (a)  $88   (a)  $150   (a)  $318
                                    (b)  $31   (b)  $96   (b)  $163   (b)  $341
                                    (c)  $29   (c)  $88   (c)  $150   (c)  $318
                                    (d)  $31   (d)  $96   (d)  $163   (d)  $341
 Diversified Fixed Income           (a)  $26   (a)  $79   (a)  $136   (a)  $289
                                    (b)  $28   (b)  $87   (b)  $148   (b)  $313
                                    (c)  $26   (c)  $79   (c)  $136   (c)  $289
                                    (d)  $28   (d)  $87   (d)  $148   (d)  $313
 Cash Management                    (a)  $24   (a)  $75   (a)  $128   (a)  $274
                                    (b)  $27   (b)  $82   (b)  $141   (b)  $298
                                    (c)  $24   (c)  $75   (c)  $128   (c)  $274
                                    (d)  $27   (d)  $82   (d)  $141   (d)  $298
----------------------------------

---------------------------------------------------------------------------------------
        FOCUSED PORTFOLIOS           1 YEAR     3 YEARS     5 YEARS    10 YEARS
---------------------------------------------------------------------------------------
 Focus Growth                       (a)  $29   (a)  $ 88   (a)  $150   (a)  $318
                                    (b)  $31   (b)  $ 96   (b)  $163   (b)  $341
                                    (c)  $29   (c)  $ 88   (c)  $150   (c)  $318
                                    (d)  $31   (d)  $ 96   (d)  $163   (d)  $341
 Focus Growth & Income              (a)  $29   (a)  $ 88   (a)  $150   (a)  $318
                                    (b)  $31   (b)  $ 96   (b)  $163   (b)  $341
                                    (c)  $29   (c)  $ 88   (c)  $150   (c)  $318
                                    (d)  $31   (d)  $ 96   (d)  $163   (d)  $341
 Focus Value                        (a)  $29   (a)  $ 88   (a)  $150   (a)  $318
                                    (b)  $31   (b)  $ 96   (b)  $163   (b)  $341
                                    (c)  $29   (c)  $ 88   (c)  $150   (c)  $318
                                    (d)  $31   (d)  $ 96   (d)  $163   (d)  $341
 Focus TechNet                      (a)  $31   (a)  $ 94   (a)  $160   (a)  $336
                                    (b)  $33   (b)  $102   (b)  $172   (b)  $359
                                    (c)  $31   (c)  $ 94   (c)  $160   (c)  $336
                                    (d)  $33   (d)  $102   (d)  $172   (d)  $359
---------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         SEASONS STRATEGY            1 YEAR    3 YEARS     5 YEARS    10 YEARS
--------------------------------------------------------------------------------------
 Growth                             (a)  $26   (a)  $79   (a)  $135   (a)  $288
                                    (b)  $28   (b)  $87   (b)  $147   (b)  $312
                                    (c)  $26   (c)  $79   (c)  $135   (c)  $288
                                    (d)  $28   (d)  $87   (d)  $147   (d)  $312
 Moderate Growth                    (a)  $26   (a)  $78   (a)  $134   (a)  $286
                                    (b)  $28   (b)  $86   (b)  $146   (b)  $310
                                    (c)  $26   (c)  $78   (c)  $134   (c)  $286
                                    (d)  $28   (d)  $86   (d)  $146   (d)  $310
 Balanced Growth                    (a)  $26   (a)  $79   (a)  $135   (a)  $288
                                    (b)  $28   (b)  $87   (b)  $147   (b)  $312
                                    (c)  $26   (c)  $79   (c)  $135   (c)  $288
                                    (d)  $28   (d)  $87   (d)  $147   (d)  $312
 Conservative Growth                (a)  $26   (a)  $80   (a)  $136   (a)  $290
                                    (b)  $28   (b)  $87   (b)  $148   (b)  $314
                                    (c)  $26   (c)  $80   (c)  $136   (c)  $290
                                    (d)  $28   (d)  $87   (d)  $148   (d)  $314
--------------------------------------------------------------------------------------



Anchor National does not impose any fees or charges when you begin the Income Phase of your contract.


                     EXPLANATION OF FEE TABLES AND EXAMPLES


1. The purpose of the Fee Tables is to show you the various expenses you will incur directly by investing in the contract. The example reflects owner transaction expenses, separate account expenses including optional benefit fees in some examples and investment portfolio expenses by SELECT PORTFOLIO, FOCUSED PORTFOLIO and SEASONS STRATEGY.


2. The Examples assume that no transfer fees were imposed. Premium taxes are not reflected but may be applicable.


3. For certain underlying investment portfolios in which the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES invest, the adviser voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep annual operating expenses at or below the following percentages of each of the following Portfolios' average net assets: Multi-Managed Income/Equity Portfolio 1.29%, Multi-Managed Income Portfolio 1.21%, Asset Allocation:
   Diversified Growth Portfolio 1.36%, Large Cap Growth Portfolio 1.25%, Large Cap Composite Portfolio 1.25%, Large Cap Value Portfolio 1.25%, Mid Cap Growth Portfolio 1.30%, Mid Cap Value Portfolio 1.30%, Small Cap Portfolio 1.30%, International Equity Portfolio 1.45%, Diversified Fixed Income Portfolio 1.15%, Focus Growth 1.45%, Focus Value 1.45% and Cash Management Portfolio 1.00%. The adviser also may voluntarily waive or reimburse additional amounts to increase the investment return to a Portfolio's investors. The adviser may terminate all such waivers and/or reimbursements at any time. Further, any waivers or reimbursements made by the adviser with respect to a Portfolio are subject to recoupment from that Portfolio within the following two years, provided that the

   Portfolio is able to effect such payment to the adviser and remain in compliance with the foregoing expense limitations.

4. The Examples reflect the currently applicable 12b-1 fee of 0.15%.

5. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


    AS OF THE DATE OF THIS PROSPECTUS SALES OF THIS CONTRACT HAD NOT BEGUN. THEREFORE NO CONDENSED FINANCIAL INFORMATION APPEARS IN THE PROSPECTUS.

THE SEASONS ADVISOR VARIABLE ANNUITY
--------------------------------------------------------------------------------

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

     - Tax Deferral: You do not pay taxes on your earnings from the annuity until you withdraw them.

     - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawn. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial advisor.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making payments to you out of the money accumulated in your contract.

The Contract is called a "variable" annuity because it allows you to invest in variable investment portfolios which we call SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES. The SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES, are similar to mutual funds, in that they have specific investment objectives and their performance varies. You can gain or lose money if you invest in these SELECT PORTFOLIOS, FOCUSED PORTFOLIOS or SEASONS STRATEGIES. The amount of money you accumulate in your contract depends on the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

The Contract also offers a one-year fixed account option and a six-month and a one-year DCA fixed account option. Fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to the fixed account options, the amount of money that accumulates in your Contract depends on the total interest credited to the particular fixed account option(s) in which you are invested.

For more information on SELECT PORTFOLIOS, FOCUSED PORTFOLIOS, SEASONS STRATEGIES and fixed account options available under this contract, SEE INVESTMENT OPTIONS PAGE 12.

Anchor National issues the Seasons Advisor Variable Annuity. When you purchase a Seasons Advisor Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation. Seasons Advisor may not currently be available in all states. Please check with your financial advisor regarding availability in your state.


This annuity is designed for investors whose personal circumstances allow for a long-term investment time horizon, to assist in contributing to retirement savings. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age
59 1/2. Because of the potential penalty, you should fully discuss all of the benefits and risks of this contract with your financial adviser prior to purchase.

PURCHASING A SEASONS ADVISOR VARIABLE ANNUITY
--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.


The minimum initial Purchase Payment is $10,000 and subsequent amounts of $500 or more may be added to your contract. Prior Company approval is required to accept Purchase Payments greater than $1,500,000. The Company reserves the right to refuse any Purchase Payment including one which would cause the total Purchase Payments to exceed $1,500,000 at the time of the Purchase Payment. Also, the optional Automatic Payment Plan allows you to make subsequent payments as small as $100.


In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless they certify to us that the minimum distribution required by the federal tax code is being made. In addition, we may not issue a contract to anyone age 91 or older. Seasons Estate Advantage is not available to you if you are age 81 or older at the time of contract issue.

We allow spouses to jointly own this contract. However, the age of the older spouse is used to determine the availability of any age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.

ALLOCATION OF PURCHASE PAYMENTS


We invest your Purchase Payments in the fixed accounts, SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to the last future payment allocation instructions provided by you. Purchase Payments are applied to your contract based upon the value of the variable investment option next determined after receipt of your money. SEE INVESTMENT OPTIONS PAGE 12.


In order to issue your contract, we must receive your completed application, Purchase Payment allocation instructions and any other required paper work at our Annuity Service Center. We allocate your initial Purchase Payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

     - Send your money back to you; or

     - Ask your permission to keep your money until we get the information necessary to issue the contract.

ACCUMULATION UNITS

The value of the variable portion of your contract will go up or down depending upon the investment performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) you select. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.

An Accumulation Unit value is determined each day that the New York Stock Exchange ("NYSE") is open. We calculate an Accumulation Unit for each SEASONS STRATEGY, SELECT PORTFOLIO or FOCUSED PORTFOLIO after the NYSE closes each day. We do this by:

     1. determining the total value of money invested in a particular SEASONS STRATEGY, SELECT PORTFOLIO or FOCUSED PORTFOLIO;

     2. subtracting from that amount any asset-based charges and any other charges such as taxes we have deducted; and

     3.  dividing this amount by the number of outstanding Accumulation Units.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Focus Growth Portfolio. We determine that the value of an Accumulation Unit for the Focus Growth Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for the Focus Growth Portfolio.

FREE LOOK

You may cancel your contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, we will refund to you the value of your contract on the day we receive your request.

Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the Cash Management investment option during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Cash Management investment option during the free look period unless you allocate your money to it. If your contract was issued in a state requiring return of Purchase Payments or as an IRA and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract. At the end of the free look period, we allocate your money according to your instructions.

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The contract offers variable investment options which we call SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES, and fixed investment options. We designed the contract to meet your varying investment needs over time. You can achieve this by using the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES alone or in concert with the fixed investment options. The SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES operate similar to a mutual fund but are only available through the purchase of certain variable annuities. A mixture of your investment in the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES and fixed account options may lower the risk associated with investing only in a variable investment option.

VARIABLE INVESTMENT OPTIONS

Each of the variable investment options of the contract invests in underlying portfolios of Seasons Series Trust. SAAMCo, an affiliate of Anchor National, manages Seasons Series Trust. SAAMCo has engaged sub-advisers to provide investment advice for certain of the underlying investment portfolios.

YOU SHOULD READ THE PROSPECTUS FOR THE SEASONS SERIES TRUST CAREFULLY BEFORE INVESTING. THE TRUST PROSPECTUS WHICH IS ATTACHED HERETO CONTAINS DETAILED INFORMATION ABOUT THE UNDERLYING INVESTMENT PORTFOLIOS INCLUDING INVESTMENT OBJECTIVE AND RISK FACTORS.

THE PORTFOLIOS

The contract offers nine SELECT PORTFOLIOS, each with a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each SELECT PORTFOLIO invests in an underlying investment portfolio of the Seasons Series Trust. Except for the Cash Management portfolio, each underlying portfolio is multi-managed by a team of three money managers, one component of the underlying portfolios is an unmanaged component that tracks a particular target index or subset of an index. The other two components are actively managed. The unmanaged component of each underlying portfolio is intended to balance some of the risks associated with an actively traded portfolio.


The contract also currently offers four FOCUSED PORTFOLIOS. Each multi-managed FOCUSED PORTFOLIO offers you three different professional managers, one of which may be SAAMCo, and each of which advises a separate portion of the FOCUSED PORTFOLIO. Each manager actively selects a limited number of stocks that represent their best stock selections. This approach to investing results in a more concentrated portfolio, which will be less diversified than the SELECT PORTFOLIOS, and may be subject to greater market risks.


Each underlying PORTFOLIO and the respective managers are:


SELECT PORTFOLIOS                                                             FOCUSED PORTFOLIO
LARGE CAP GROWTH          MID CAP GROWTH       INTERNATIONAL EQUITY           FOCUS GROWTH
Deutsche                  Deutsche             Deutsche                       Fred Alger
Goldman Sachs             T. Rowe Price        Goldman Sachs Int'l            Jennison
Janus                     Wellington           Lord Abbett                    Marsico
LARGE CAP COMPOSITE       MID CAP VALUE        DIVERSIFIED FIXED INCOME       FOCUS GROWTH & INCOME
Deutsche                  Deutsche             Deutsche                       Harris Associates, L.P.
SAAMCo                    Goldman Sachs        SAAMCo                         Marsico
T. Rowe Price             Lord Abbett          Wellington                     SAAMCo
LARGE CAP VALUE           SMALL CAP            CASH MANAGEMENT                FOCUS VALUE
Deutsche                  Deutsche             SAAMCo                         Third Avenue*
T. Rowe Price             Lord Abbett                                         Thornburg
Wellington                SAAMCo                                              American Century
                                                                              FOCUS TECHNET
                                                                              Dresdner
                                                                              SAAMCo
                                                                              Van Wagoner



* EQSF Advisers, Inc. ("Third Avenue")


PORTFOLIO OPERATION


Each PORTFOLIO is designed to meet a distinct investment objective facilitated by the management philosophy of three different money managers (except for the Cash Management portfolio). Generally, the Purchase Payments received for allocation to each PORTFOLIO will be allocated equally among the three managers for that PORTFOLIO. Each quarter SAAMCo will evaluate the asset allocation between the three managers of each PORTFOLIO. If SAAMCo determines that the assets have become significantly unequal in allocation among the managers, then the incoming cash flows may be redirected in an attempt to stabilize the allocations. Generally, existing PORTFOLIO assets will not be rebalanced. However, we reserve the right to do so in the event that it is deemed necessary and not adverse to the interests of contract owners invested in the PORTFOLIO.


THE SEASONS STRATEGIES

The contract offers four multi-manager variable investment SEASONS STRATEGIES, each with a different investment objective. We designed the SEASONS STRATEGIES utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each SEASONS STRATEGY is designed to achieve different levels of growth over time.

Each SEASONS STRATEGY invests in three underlying investment portfolios of the Seasons Series Trust. The allocation of money among these investment portfolios varies depending on the objective of the SEASONS STRATEGY.

The underlying investment portfolios of Seasons Series Trust in which the SEASONS STRATEGIES invest include the Asset Allocation: Diversified Growth Portfolio, the Stock Portfolio and the Multi-Managed Growth, Multi-Managed Moderate Growth, Multi-Managed Income/Equity and Multi-Managed Income Portfolios (the "Multi-Managed Portfolios").

The Asset Allocation: Diversified Growth Portfolio is managed by Putnam. The Stock Portfolio is managed by T. Rowe Price. All of the Multi-Managed Portfolios include the same three basic investment components: a growth component managed by Janus, a balanced component managed by SAAMCo and a fixed income component managed by Wellington, LLP. The Growth SEASONS STRATEGY and the Moderate Growth SEASONS STRATEGY also have an aggressive growth component which SAAMCo manages. The percentage that any one of these components represents in each Multi-Managed Portfolio varies in accordance with the investment objective.

Each SEASONS STRATEGY uses an investment approach based on asset allocation. This approach is achieved by each SEASONS STRATEGY investing in distinct percentages in three specific underlying funds of the Seasons Series Trust. In turn, the underlying funds invest in a combination of domestic and international stocks, bonds and cash. Based on the percentage allocation to each specific underlying fund and each underlying fund's investment approach, each SEASONS STRATEGY initially has a neutral asset allocation mix of stocks, bonds and cash.

SEASONS STRATEGY REBALANCING

Each SEASONS STRATEGY is designed to meet its investment objective by allocating a portion of your money to three different investment portfolios. At the beginning of each quarter a rebalancing occurs among the underlying funds to realign each SEASONS STRATEGY with its distinct percentage investment in the three underlying funds. This rebalancing is designed to help maintain the neutral asset allocation mix for each SEASONS STRATEGY. The pie charts on the following pages demonstrate:

     - the neutral asset allocation mix for each SEASONS STRATEGY; and

     - the percentage allocation in which each SEASONS STRATEGY invests.

On the first business day of each quarter (or as close to such date as is administratively practicable) your money will be allocated among the various investment portfolios according to the percentages set forth on the prior pages. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. We also reserve the right to rebalance any SEASONS STRATEGY more frequently if rebalancing is, deemed necessary and not adverse to the interests of contract owners invested in such SEASONS STRATEGY. Rebalancing a SEASONS STRATEGY may involve shifting a portion of assets out of underlying investment portfolios with higher returns into underlying investment portfolios with relatively lower returns.


GROWTH                                                             BALANCED GROWTH
      GOAL: Long-term growth of capital, allocating its            GOAL: Focuses on conservation of principal by investing in a
  assets primarily to stocks. This SEASONS STRATEGY may be         more balanced weighting of stocks and bonds, with a
  best suited for those with longer periods to invest.             secondary objective of seeking a high total return. This
                                                                   SEASONS STRATEGY may be best suited for those approaching
  [GROWTH CHART]                                                   retirement and with less tolerance for investment risk.
                                                                   [BALANCED GROWTH CHART]
  UNDERLYING INVESTMENT                                            UNDERLYING INVESTMENT
  PORTFOLIOS & MANAGERS                                            PORTFOLIOS & MANAGERS
  MULTI-MANAGED GROWTH PORTFOLIO                   50%             MULTI-MANAGED INCOME/EQUITY PORTFOLIO              55%
  Managed by:                                                      Managed by:
    Janus Capital Corporation                                      Janus Capital Corporation
    SunAmerica Asset Management Corp.                              SunAmerica Asset Management Corp.
    Wellington Management Company, LLP                             Wellington Management Company, LLP
  STOCK PORTFOLIO                                     25%          STOCK PORTFOLIO                                       20%
  Managed by T. Rowe Price Associates, Inc.                        Managed by T. Rowe Price Associates, Inc.
  ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO       25%         ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO          25%
  Managed by Putnam Investment Management, Inc.                    Managed by Putnam Investment Management, Inc.


MODERATE GROWTH                                                    CONSERVATIVE GROWTH
      GOAL: Growth of capital through investments in               GOAL: Capital preservation while maintaining some potential
  equities, with a secondary objective of conservation of          for growth over the long term. This SEASONS STRATEGY may be
  principal by allocating more of its assets to bonds than         best suited for those with lower investment risk tolerance.
  the Growth SEASONS STRATEGY. This SEASONS STRATEGY may be        [CONSERVATIVE GROWTH CHART]
  best suited for those nearing retirement years but still         UNDERLYING INVESTMENT
  earning income.                                                  PORTFOLIOS & MANAGERS
  [MODERATE GROWTH CHART]
  UNDERLYING INVESTMENT                                            MULTI-MANAGED INCOME PORTFOLIO                        60%
  PORTFOLIOS & MANAGERS                                            Managed by:
                                                                   Janus Capital Corporation
  MULTI-MANAGED MODERATE GROWTH PORTFOLIO         55%              SunAmerica Asset Management Corp.
  Managed by:                                                      Wellington Management Company, LLP
    Janus Capital Corporation
    SunAmerica Asset Management Corp.                              STOCK PORTFOLIO                                        15%
    Wellington Management Company, LLP                             Managed by T. Rowe Price Associates, Inc.
  STOCK PORTFOLIO                                     20%          ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO           25%
  Managed by T. Rowe Price Associates, Inc.                        Managed by Putnam Investment Management, Inc.
  ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO       25%
  Managed by Putnam Investment Management, Inc.

FIXED INVESTMENT OPTIONS


The contract also offers three fixed investment options. Anchor National will guarantee the interest rate earned on money you allocate to any of these fixed investment options. We currently offer a 1-year fixed account option which we call a guarantee period. Additionally, you have the option of allocating your money to the 6-month and/or 1-year DCA fixed accounts which are available only in conjunction with the Dollar Cost Averaging Program. We guarantee the interest rate for money allocated to the 1-year fixed account option and the 6-month DCA fixed account and/or the 1-year DCA fixed account (the "DCA fixed accounts"). Please see the section on the Dollar Cost Averaging Program on page 17 for additional information about, including limitations on, the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.


All of these fixed account options pay interest at rates set and guaranteed by Anchor National. Interest rates may differ from time to time and are set at our sole discretion. We will never credit less than a 3% annual effective rate to any of the fixed account options. The interest rate offered for new Purchase Payments may differ from that offered for subsequent Purchase Payments and money already in the fixed account options. Rates for specified payments are declared at the beginning of the guarantee period and do not change during the specified period.

There are three scenarios in which you may put money into the fixed account options. In each scenario your money may be credited a different rate of interest as follows:

     - INITIAL RATE: Rate credited to new Purchase Payments allocated to the fixed account when you purchase your contract.

     - CURRENT RATE: Rate credited to subsequent Purchase Payments allocated to the fixed account.

     - RENEWAL RATE: Rate credited to money remaining in a fixed account after expiration of a guarantee period and money transferred from a fixed account or one of the SEASONS STRATEGIES, SELECT PORTFOLIOS or FOCUSED PORTFOLIOS into a fixed account.

Each of these rates may differ from one another. Although once declared the applicable rate is guaranteed until your guarantee period expires.

The DCA fixed accounts also credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). The rates applicable to the DCA fixed accounts may differ from each other and/or the other fixed account options but will never be less than an effective rate of 3%. SEE DOLLAR COST AVERAGING ON PAGE 17 for more information.


If investing in the 1-year fixed account when the guarantee period ends, you may leave your money in the same guarantee period. You may also reallocate money to another fixed investment option (other than the DCA fixed accounts) or to any of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES). If you want to reallocate your money, you must contact us within 30 days after the end of the current guarantee period and instruct us how to reallocate your money. If we do not hear from you, we will keep your money in the same guarantee period where it will earn the renewal interest rate applicable on the renewal date.


TRANSFERS DURING THE ACCUMULATION PHASE


During the Accumulation Phase, you may transfer money among the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S), SEASONS STRATEGY(IES) and the fixed investment options by written request or by telephone. Additionally, you may access your account and request transfers through our website, www.sunamerica.com. Funds already in your contract cannot be transferred into the DCA fixed accounts.


The minimum amount you can transfer is $100, or a lesser amount if you transfer the entire balance from a SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY or a fixed investment option. Any money remaining in a SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY or fixed investment option after making a transfer must equal at least $100. Your request for transfer must clearly state which investment option(s) are involved and the amount you want to transfer. Please see the section on Dollar Cost Averaging on page 17 for specific rules regarding the DCA fixed accounts.


You may request transfers of your account value among the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S), SEASONS STRATEGY(IES), and/or the fixed account options in writing or by telephone. We currently allow 15 free transfers per contract per year. We charge $25 ($10 in Pennsylvania and Texas) for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program count against your 15 free transfers per contract year. However, transfers resulting from your participation in the automatic asset rebalancing program do not count against your 15 free transfers.



We will accept transfers by telephone and/or by the internet unless you specify otherwise on your contract application. When receiving telephone and/or internet transfers, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.



For information regarding transfers during the Income Phase, see INCOME OPTIONS ON PAGE 25.



We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying portfolios.


Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally, we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that such third party has been appointed by a court of competent jurisdiction to act on your behalf; or such third party is a trustee/fiduciary appointed, by you or for you, to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, WE DO NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE. WE TAKE NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATION AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR FOR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

We reserve the right to modify, suspend or terminate the transfer privileges at any time.

DOLLAR COST AVERAGING


The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the variable investment options. Under the program you systematically transfer a set dollar amount or percentage from any SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or SEASONS STRATEGY or the 1-year fixed account option (source accounts) to any other SELECT PORTFOLIO, FOCUSED PORTFOLIO or SEASONS STRATEGY. Transfers may be monthly or quarterly. You may change the frequency at any time by notifying us in writing or by calling our Annuity Service Center.



We also offer the 6-month and a 1-year DCA fixed accounts exclusively to facilitate this program. The DCA fixed accounts only accept new Purchase Payments. You can not transfer money already in your contract into these options. If you allocate a Purchase Payment into a DCA fixed account, we transfer all your money allocated to that account into the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) you select over the selected 6-month or 1-year period. You cannot change the option or the frequency of transfers once selected. The minimum transfer amount if you use the 6-month or 1-year DCA fixed accounts to provide dollar cost averaging is $100. Fixed account options are not available as target accounts for Dollar Cost Averaging.

If allocated to the 6-month DCA fixed account, we transfer your money over a maximum of 6 monthly transfers. We base the actual number of transfers on the total amount allocated to the account. For example, if you allocate $500 to the 6-month DCA fixed account, we transfer your money over a period of five months, so that each payment complies with the $100 per transfer minimum.

We determine the amount of the transfers from the 1-year DCA fixed account based on:

     - the total amount of money allocated to the account, and

     - the frequency of transfers selected.

For example, let's say you allocate $1,000 to the 1-year DCA account. You select monthly transfers. We completely transfer all of your money to the selected investment options over a period of ten months. You may terminate your DCA program at any time. If money remains in the DCA fixed account, we transfer the remaining money to the 1-year fixed investment option, unless we receive different instructions from you.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA Program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

     EXAMPLE:

     Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Mid-Cap Value SELECT PORTFOLIO over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:

QUARTER    ACCUMULATION UNIT    UNITS PURCHASED
-------    -----------------    ---------------
 1              $ 7.50                100
 2              $ 5.00                150
 3              $10.00                 75
 4              $ 7.50                100
 5              $ 5.00                150
 6              $ 7.50                100

     You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

ASSET ALLOCATION REBALANCING PROGRAM

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing Program addresses this situation. At your election, we periodically rebalance your investments in the SEASONS STRATEGIES, SELECT PORTFOLIOS and/or FOCUSED PORTFOLIOS to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return. At your request, rebalancing occurs on a quarterly, semi-annual or annual basis. We reserve the right to modify, suspend or terminate this program at any time.

PRINCIPAL ADVANTAGE PROGRAM

The Principal Advantage Program allows you to invest in one or more of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS or SEASONS STRATEGIES without putting your principal at direct risk. The program accomplishes this by allocating your investment strategically between the fixed investment options (other than the DCA fixed accounts) and the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) you select. You decide how much you want to invest and approximately when you want a return of principal. We calculate how much of your Purchase Payment needs to be allocated to the particular fixed investment option to ensure that it grows to an amount equal to your total principal invested under this program.

     EXAMPLE:


     Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed investment option. You want the amount allocated to the fixed investment option to grow to $100,000 in 1 year. If the 1-year fixed investment option is offering a 3% interest rate, we will allocate $97,000 to the 1-year fixed investment option to ensure that this amount will grow to $100,000 at the end of the 1-year period. The remaining $3,000 may be allocated among the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS or SEASONS STRATEGIES, as determined by you, to provide opportunity for greater growth.


We reserve the right to modify, suspend or terminate this program at any time.

VOTING RIGHTS

Anchor National is the legal owner of the Seasons Series Trust shares. However, when an underlying portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

SUBSTITUTION

If any of the underlying portfolios become unavailable for investment, we may be required to substitute shares of another investment portfolio. We will seek prior approval of the SEC and give you notice before substituting shares.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can access money in your contract in two ways:

     - by making a partial or total withdrawal, and/or;


     - by receiving income payments during the Income Phase. SEE INCOME OPTIONS ON PAGE 25.



If you withdraw your entire contract value, we may also deduct any applicable premium taxes. SEE EXPENSES ON PAGE 23. We return your contract value less any applicable fees and charges.



The minimum partial withdrawal amount is $1,000. We require that the Total Account Balance left in any SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY or fixed account be at least $500 after the withdrawal. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made in equal amounts from each SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY and the fixed investment option in which your contract is invested.


We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed investment option. Such deferrals are limited to no longer than six months.

SYSTEMATIC WITHDRAWAL PROGRAM

If you elect, we use money in your contract to pay you monthly, quarterly, semi-annual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times.

Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. There is no additional charge for participating in this program.


The program may not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.


MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. Additionally, withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. SEE TAXES ON PAGE 27 for a more detailed explanation.

DEATH BENEFIT
--------------------------------------------------------------------------------

If you should die during the Accumulation Phase, your Beneficiary will receive a death benefit. The death benefit options are discussed in detail below.


The death benefit is not paid after you are in the Income Phase. If you die during the Income Phase, your Beneficiary will receive any remaining guaranteed income payments in accordance with the income option you choose. SEE INCOME OPTIONS ON PAGE 25.


You select the Beneficiary to receive any amounts payable on death. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.


We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death. We consider the following satisfactory proof of death: (1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or (4) any other proof satisfactory to us. We may also require additional proof before we pay the death benefit.



The death benefit must be paid within 5 years of the date of death. The Beneficiary may, in the alternative, elect to have the death benefit payable in the form of an income payment. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Income payments must begin within one year of the owner's death. If the Beneficiary is the spouse of the deceased owner, he or she can elect to continue the contract, rather than receive a death benefit. SEE SPOUSAL CONTINUATION ON PAGE 23. If the Beneficiary does not elect a specific form of pay out within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.


If the Annuitant dies before annuity payments begin, you can name a new Annuitant. If no Annuitant is named within 30 days, you will become the Annuitant. However, if the owner is a non-natural person (for example, a trust), then the death of the Annuitant will be treated as the death of the owner, no new Annuitant may be named and the death benefit will be paid.


This contract provides two death benefit options: the Standard Death Benefit which is automatically included in your contract for no additional fee, and Seasons Estate Advantage which offers a choice between two optional enhanced death benefits, along with an Earnings Advantage feature, for an additional fee. If you choose Seasons Estate Advantage, you must do so at the time of contract application and the election cannot be terminated.

The term "Net Purchase Payment" is used frequently in explaining the death benefit options. Net Purchase Payment is an on-going calculation. It does not represent a contract value.



We define Net Purchase Payments as Purchase Payments less an Adjustment for each withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the Adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the contract value immediately before taking that withdrawal. The resulting percentage is then multiplied by the amount of total Purchase Payments and subtracted from the amount of total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment calculation.



To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced by taking the amount of the withdrawal in relation to the contract value immediately before taking the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.



STANDARD DEATH BENEFIT



The standard death benefit on your contract, if you are age 74 or younger at the time of death, is the greater of:



     1. Net Purchase Payments compounded at a 3% annual growth rate from the date of issue until the date of death, plus any Purchase Payments recorded after the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.



     2. the contract value on the date we receive all required paperwork and satisfactory proof of death.



If you are age 75 or older at the time of death, the death benefit is the greater of:



     1. Net Purchase Payments compounded at a 3% annual growth rate from date of issue until the your 75th birthday, plus any Purchase Payments recorded after the 75th birthday; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the 75th birthday, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.



     2. the contract value at the time we receive all required paperwork and satisfactory proof of death.


SEASONS ESTATE ADVANTAGE

The Seasons Estate Advantage is an optional feature that offers a choice between two enhanced death benefits, each of which includes an Earnings Advantage component. You must elect Seasons Estate Advantage at the time we issue your contract and once elected it cannot be terminated by you. Seasons Estate Advantage is not available if you are age 81 or older at the time of contract issue.

If you elect Seasons Estate Advantage, we will pay your Beneficiary the sum of A plus B, where:

     A. is the amount payable under the selected enhanced death benefit (see option 1 or 2 below); and
     B.  is the amount payable, if any, under the Earnings Advantage benefit.

A. Enhanced Death Benefit Options:

1.  5% Accumulation Option -- the death benefit is the greater of:


   a. the contract value at the time we receive all required paperwork and satisfactory proof of death; or


   b. Net Purchase Payments compounded to the earlier of the 80th birthday or the date of death, at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments made over the life of your contract.

       If you die after the latest Annuity Date and you selected the 5% Accumulation option, any death benefit payable under the contract will be the Standard Death Benefit as described above. Therefore, your beneficiary will not receive any benefit from Seasons Estate Advantage.

       Seasons Estate Advantage may not be available in your state.

2.  Maximum Anniversary Value Option -- the death benefit is the greater of:

   a. Net Purchase Payments; or

   b. the contract value at the time we receive all required paperwork and satisfactory proof of death; or


   c. the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the contract value on a contract anniversary increased by any Purchase Payments recorded after that anniversary; and reduced for any withdrawals recorded after the anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.



      If you are age 90 or older at the time of death and you had selected the Maximum Anniversary Value option, the death benefit will be equal to the contract value at the time we receive all required paperwork and satisfactory proof of death. Therefore, your beneficiary will not receive any benefit from Seasons Estate Advantage. However, your beneficiary may still receive a benefit from Earnings Advantage if the date of death is prior to the latest annuity date.


      Seasons Estate Advantage may not be available in your state.

B. Earnings Advantage Benefit:

The Earnings Advantage benefit may increase the death benefit amount. If you have earnings in your contract at the time of death, we will add a percentage of those earnings (the "Earnings Advantage Percentage"), subject to a maximum dollar amount (the "Maximum Earnings Advantage Percentage"), to the death benefit payable.

The Contract Year of Death will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:


----------------------------------------------------------------------------------------------------------
                                   EARNINGS ADVANTAGE                          MAXIMUM
    CONTRACT YEAR OF DEATH             PERCENTAGE                   EARNINGS ADVANTAGE PERCENTAGE
----------------------------------------------------------------------------------------------------------
 Years 0-4                           25% of earnings       25% of Net Purchase Payments
----------------------------------------------------------------------------------------------------------
 Years 5-9                           40% of earnings       40% of Net Purchase Payments*
----------------------------------------------------------------------------------------------------------
 Years 10+                           50% of earnings       50% of Net Purchase Payments*
----------------------------------------------------------------------------------------------------------



* Purchase Payments received after the 5(th )Contract anniversary must remain in the Contract for at least six full months at the time of your death to be included as part of Net Purchase Payments for the purposes of the Maximum Earnings Advantage calculation.


Seasons Estate Advantage may not be available in your state.

What is the Contract Year of Death?
Contract Year of Death is the number of full 12 month periods beginning with the date your contract is issued and ending on the date of death.

What is the Earnings Advantage Percentage amount?
We determine the amount of the Earnings Advantage based upon a percentage of earnings in your contract at the time of your death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

     (1) equals the contract value on the date of death; and

     (2) equals Net Purchase Payments.

What is the Maximum Earnings Advantage?
The Earnings Advantage amount is subject to a maximum. The maximum Earnings Advantage amount is equal to a percentage of your Net Purchase Payments.


The Earnings Advantage benefit will only be paid if your date of death is prior to the latest Annuity Date.



We assess a fee for Seasons Estate Advantage. We deduct daily the annual charge of [0.25%] of the average daily ending value of the assets you have allocated to the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). This fee will terminate, if the benefit is no longer available to you based on your age, as discussed above. In the state of Washington only the Maximum Anniversary Value component of the Seasons Estate Advantage death benefit is available. Neither the Purchase Payment Accumulation nor the Earnings Advantage is available in Washington. The fee charged for the Maximum Anniversary Value option in Washington is .25% of the average daily ending value of the assets allocated to the PORTFOLIOS AND STRATEGIES.


SPOUSAL CONTINUATION

If you are the original owner of the contract and the Beneficiary is your spouse, your Spouse may elect to continue the contract after your death. The spouse becomes the new owner ("Continuing Spouse"). The contract and its elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. The Continuing Spouse can only elect to continue the contract upon the death of the original owner of the contract.


Upon continuation of the contract, we will contribute to the contract value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and proof of death of the original owner in a form satisfactory to us ("Continuation Date"). If a Continuation Contribution is added to the contract value, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the Contract. SEE APPENDIX B FOR FURTHER EXPLANATION OF THE DEATH BENEFIT CALCULATION FOLLOWING A SPOUSAL CONTINUATION. The Continuation Contribution is not considered a Purchase Payment for any other calculation except as noted in Appendix B. To the extent the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.



Generally, the Continuing Spouse cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner's election of Seasons Estate Advantage and the available death benefit will be the Standard Death Benefit. We will terminate Seasons Estate Advantage if the Continuing Spouse is age 81 or older on the Continuation Date if a Continuation Contribution is added to the contract value, and the available death benefit will be the Standard Death Benefit. If Seasons Estate Advantage is not terminated or discontinued and the Continuing Spouse dies after the latest Annuity Date, the available death benefit will be the Standard Death Benefit if the 5% Accumulation option is applied; if the Continuing Spouse dies after age 90, the death benefit will be contract value at the time we receive satisfactory proof of death if the Maximum Anniversary option is applied.



We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts.


EXPENSES
--------------------------------------------------------------------------------

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. The investment charges under your contract may increase or decrease. Some states may require that we charge less than the amounts described below.

INSURANCE CHARGES

The amount of this charge is 1.40% annually of the value of your contract invested in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). We deduct the charge daily, on a pro-rata basis, from the value of your contract allocated to the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by Anchor National. If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

INVESTMENT CHARGES

Investment Management Fees

Charges are deducted from the assets of the investment portfolios underlying the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) for the advisory and other expenses of the portfolios. SEE FEE TABLES ON PAGE 5.

Service Fees


Portfolio shares are all subject to fees imposed under a servicing plan adopted by the Seasons Series Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940. This service fee of 0.15% (also known as a 12b-1 fee) is used generally to pay financial intermediaries for services provided over the life of the contract. SEE FEE TABLE ON PAGE 6.


FOR MORE DETAILED INFORMATION ON THESE INVESTMENT CHARGES, REFER TO THE PROSPECTUS FOR THE SEASONS SERIES TRUST, ATTACHED.

TRANSFER FEE


We currently allow 15 free transfers per contract year. We charge you $25 for each additional transfer in any contract year ($10 in Pennsylvania and Texas). See INVESTMENT OPTIONS on page 12.


SEASONS ESTATE ADVANTAGE FEE

Please see page 5 of this prospectus for additional information regarding the Seasons Estate Advantage fee.

PREMIUM TAX


Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you take a full withdrawal or begin the Income Phase of the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.



APPENDIX A provides more information about premium taxes.


INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CHARGES AND EXPENSES, AND ADDITIONAL AMOUNTS
CREDITED

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS
--------------------------------------------------------------------------------

ANNUITY DATE


During the Income Phase, the money in your Contract is used to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary. You select the month and year in which you want income payments to begin. The first day of that month is the specified Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your Income Option. Except as discussed under Option 5, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender. Other pay out options may be available. Contact our Annuity Service Center for more information.


Income payments must begin on or before your 95th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date (latest Annuity Date.) Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, certain Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES ON PAGE 27.

INCOME OPTIONS

Currently, this Contract offers five Income Options. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with Option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to Option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and then designate a new Annuitant.

OPTION 1 - LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

OPTION 2 - JOINT AND SURVIVOR LIFE ANNUITY

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.


OPTION 3 - JOINT AND 100% SURVIVOR LIFE ANNUITY WITH 10 OR 20 YEAR PERIOD
CERTAIN



This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years. If the Annuitant and the Survivor die before all of the payments have been made, the remaining payments are made to the Beneficiary under your Contract.

OPTION 4 - LIFE ANNUITY WITH 10 OR 20 YEAR PERIOD CERTAIN

This option is similar to Option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your Contract.

OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed payments being made) may redeem the contract value (in full or in part) after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed payments. The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments direct deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in annuity payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing.

ALLOCATION OF ANNUITY PAYMENTS

You can choose income payments that are fixed, variable or both. If payments are fixed, Anchor National guarantees the amounts of each payment. If the payments are variable, the amounts are not guaranteed. They will go up and/or down based upon the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

FIXED OR VARIABLE INCOME PAYMENTS

If at the date when income payments begin you are invested in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. If you are invested in both fixed and variable options at the time you begin the Income Phase, a portion of your income payments will be fixed and a portion will be variable.

INCOME PAYMENTS

Your income payments will vary if you are invested in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) after the Annuity date depending on four factors:

     - for life options, your age when payments begin,

     - the value of your contract in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) on the Annuity Date,

     - the 3.5% assumed investment rate for variable income payments used in the annuity table for the contract, and;

     - the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) after the Annuity Date, the allocation of funds between the fixed accounts and SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) also impacts the amount of your annuity payments.

TRANSFERS DURING THE INCOME PHASE


During the Income Phase, one (1) transfer per month is permitted among the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and SEASONS STRATEGY(IES). No other transfers are allowed during the Income Phase. If invested in the fixed account options during the income phase, trade into the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and SEASONS STRATEGY(IES) are not permitted.


DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

Please read the Statement of Additional Information, available upon request, for a more detailed discussion of the income options.

TAXES
--------------------------------------------------------------------------------

NOTE: WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

ANNUITY CONTRACTS IN GENERAL


The Internal Revenue Code ("federal tax code" or "IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments automatically provide tax deferral regardless of whether the underlying contract is an annuity. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified.


If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS--NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the federal tax code treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The federal tax code provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age
59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the federal tax code); (4) in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS--QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The federal tax code further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the federal tax code); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the federal tax code for amounts paid during the taxable year for medical care;
(6) to fund higher education expenses (as defined in federal tax code); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.


The federal tax code limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the federal tax code); or (5) in the case of hardship. In the case of hardship, the owner can only withdraw Purchase Payments. These restrictions do not apply to amounts transferred to another TSA contract under Section 403(b) or to a custodial account under Section 403(b)(7).



TAX TREATMENT OF NON-QUALIFIED CONTRACTS OWNED BY A TRUST OR CORPORATION



A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR A MORE DETAILED DISCUSSION OF THE POTENTIAL ADVERSE TAX CONSEQUENCES ASSOCIATED WITH NON-NATURAL OWNERSHIP OF A NON-QUALIFIED ANNUITY CONTRACT.



TAX TREATMENT OF GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A NON-QUALIFIED CONTRACT



If you gift your Non-qualified contract to a person other than your spouse (or former spouse incident to divorce) you will pay federal tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. Also, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-qualified contract as a withdrawal. PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR A MORE DETAILED DISCUSSION REGARDING POTENTIAL TAX CONSEQUENCES OF GIFTING, ASSIGNING OR PLEDGING A NON-QUALIFIED CONTRACT.


MINIMUM DISTRIBUTIONS

Generally, the IRS requires that you begin taking annual distributions from Qualified contracts by April 1, of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) for Qualified contracts other than IRAs the calendar year in which you retire. Minimum distributions are not required in a Roth IRA, during your lifetime. Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should contact your tax advisor for more information.


The IRS has issued new proposed regulations regarding required minimum distributions from Qualified contracts. These new rules are to be effective January 1, 2002. However, these new rules may be used in determining required minimum distributions for 2001 by owners of IRAs, Tax-Sheltered Annuities and pension and profit sharing plans. You should consult your Qualified plan sponsor and your tax advisor to determine if these new rules are available for your benefit.


You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semi-annual or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change, modify or discontinue the service at any time.

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includable in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or contract value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or contract value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

DIVERSIFICATION

The federal tax code imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Portfolios' management monitors the variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Portfolios or the number and type of Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of the underlying variable investment Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.


PERFORMANCE

--------------------------------------------------------------------------------

From time to time we will advertise the performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES. Any such performance results are based on historical earnings and are not intended to indicate future performance.

We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES. These performance numbers do not indicate future results.

We may show performance of each SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or SEASONS STRATEGY in comparison to various appropriate indices and the performance of other similar variable annuity products with similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and the Variable Annuity Research Data Service ("VARDS").

Please see the Statement of Additional Information, available upon request, for more information regarding the methods used to calculate performance data.


Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Fitch IBCA, Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Fitch IBCA, Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the variable Portfolios.


OTHER INFORMATION
--------------------------------------------------------------------------------

ANCHOR NATIONAL

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April, 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.


Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, SunAmerica Asset Management Corporation, and the SunAmerica Financial Network, Inc. (comprising six wholly owned broker-dealers), specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds and broker- dealer services.


THE SEPARATE ACCOUNT

Anchor National originally established a separate account, Variable Annuity Account Five (the "Separate Account"), under Arizona law on July 8, 1996. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.


Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Anchor National. Assets in the Separate Account are not guaranteed by Anchor National.


CUSTODIAN

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the Separate Account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

THE GENERAL ACCOUNT

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

DISTRIBUTION OF THE CONTRACT

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed (TO BE DETERMINED) of your Purchase Payments. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.

From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services is an affiliate of Anchor National, and is a registered as a broker-dealer under the Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

No underwriting fees are paid in connection with the distribution of the contracts.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the annual maintenance fee and dollar cost averaging, may be confirmed quarterly. Purchase payments received through the Automatic Payment Plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately.

During the Accumulation and Income Phases, you will receive a statement of your transactions over the past quarter and a summary of your account values. Please contact our Annuity Service Center at 1-800-445-SUN2, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the Separate Account.

OWNERSHIP

The Seasons Advisor Variable Annuity is an allocated fixed and variable group annuity contract. We issue a group contract to a contract holder for the benefit of the participants in the group. As a participant in the group, you will receive a certificate which evidences your ownership. As used in this prospectus, the term contract refers to your certificate. In some states, an individual fixed and variable annuity contract may be available instead. Such a contract is identical to the contract described in this prospectus, with the exception that we issue it directly to the individual owner.

ADDITIONAL INFORMATION

Anchor National is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

CHICAGO, ILLINOIS
500 West Madison Street
Chicago, IL 60661


To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed.


Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registrations statement and its exhibits. For further information regarding the separate account, Anchor National and its general account, the Variable Portfolios and the contract, please refer to the registration statement and its exhibits.

The SEC also maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

Separate Account............................................    3
General Account.............................................    4
Performance Data............................................    4
Income Payments.............................................    9
Annuity Unit Values.........................................   10
Taxes.......................................................   13
Distribution of Contracts...................................   18
Financial Statements........................................   18

APPENDIX A - PREMIUM TAXES

--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

                                                              QUALIFIED    NON-QUALIFIED
                           STATE                              CONTRACT       CONTRACT
                           -----                              ---------    -------------
California..................................................    0.50%          2.35%
Maine.......................................................       0%          2.00%
Nevada......................................................       0%          3.50%
South Dakota................................................       0%          1.25%
West Virginia...............................................    1.00%          1.00%
Wyoming.....................................................       0%          1.00%

APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION

--------------------------------------------------------------------------------

Capitalized terms used in the Appendix have the same meaning as they have in the Death Benefit section starting on page 26 of the prospectus.

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of a Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purposes of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equal the contract value on the Continuation Date, including the Continuation Contribution.

STANDARD DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Standard Death Benefit is applicable upon the Continuing Spouse's death and the Continuing Spouse is age 74 or younger at the time of death, we will pay the beneficiary the greater of:


     1. Continuation Net Purchase Payments compounded at a 3% annual growth rate until the date of death of the Continuing Spouse, plus any Purchase Payments recorded after the date of death of the Continuing Spouse; and reduced for any withdrawals recorded after the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.


     2. The contract value on the date we receive all required paperwork and satisfactory proof of death.

If the Continuing Spouse is age 75 or older at the time of death, the Standard Death Benefit is the greater of:


     1. Continuation Net Purchase Payments compounded at a 3% annual growth rate from the date of issue until the Continuing Spouse's 75th birthday, plus any Purchase Payments recorded after the Continuing Spouse's 75th birthday; and reduced for any withdrawal recorded after the 75th birthday, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.


     2. The contract value on the date we receive all required paperwork and satisfactory proof of death.

SEASONS ESTATE ADVANTAGE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If Seasons Estate Advantage is applicable upon the Continuing Spouse's death, we will pay the Beneficiary the sum of A plus B, where:

     A. equals the amount payable under the selected enhanced death benefit (option 1 or 2 below, as selected by the original owner); and

     B. equals the amount payable, if any, under the Earnings Advantage benefit.

A. Enhanced Death Benefit Options for Spousal Continuation:

     1. 5% Accumulation Option--the death benefit is the greater of:

        a. The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse's death; or


        b. Net Purchase Payments made from the original contract issue date including the Continuation Contribution, compounded to the earlier of the Continuing Spouse's 80th birthday or the date of death at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments.


If the Continuing Spouse dies after the latest Annuity Date and the 5% Accumulation option applied, any death benefit payable under the contract will be the Standard Death Benefit as described above. The Continuing Spouse's beneficiary will not receive any benefit from Seasons Estate Advantage.

     2. Maximum Anniversary Value Option--if the Continuing Spouse is younger than age 90 at the time of death, the death benefit is the greater of:


        a. Continuation Net Purchase Payments; or

        b. The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse's death; or


        c. The maximum anniversary value on any contract anniversary (of the original issue date) occurring after the Continuation Date prior to the Continuing Spouse's 81st birthday. The anniversary value equals the value on the contract anniversary plus any Purchase Payments recorded after that anniversary; and reduced for any withdrawals recorded after that anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.



If the Continuing Spouse is age 90 or older at the time of death and the Maximum Anniversary Value option applied, the death benefit will be equal to the contract value at the time we receive all required paperwork and satisfactory proof of death. The Continuing Spouse's beneficiary will not receive any benefit from Seasons Estate Advantage. However, the Continuing Spouse's beneficiary may still receive a benefit from Earnings Advantage if the date of death is prior to the latest annuity date.


B. Earnings Advantage Benefit for Spousal Continuation:

The Earnings Advantage benefit may increase the death benefit amount. The Earnings Advantage benefit is only available if the original owner elected Seasons Estate Advantage and it has not been discontinued or terminated. If the Continuing Spouse had earnings in the contract at the time of his/her death, we will add a percentage of those earnings (the "Earnings Advantage Percentage"), subject to a maximum dollar amount (the "Maximum Earnings Advantage Percentage"), to the death benefit payable.

The Contract Year of Death (from Continuation Date forward) will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:


--------------------------------------------------------------------------------------------
                         EARNINGS ADVANTAGE
CONTRACT YEAR OF DEATH       PERCENTAGE           MAXIMUM EARNINGS ADVANTAGE PERCENTAGE
--------------------------------------------------------------------------------------------
 Years 0-4                 25% of earnings    25% of Continuation Net Purchase Payments
--------------------------------------------------------------------------------------------
 Years 5-9                 40% of earnings    40% of Continuation Net Purchase Payments*
--------------------------------------------------------------------------------------------
 Years 10+                 50% of earnings    50% of Continuation Net Purchase Payments*
--------------------------------------------------------------------------------------------



* PURCHASE PAYMENTS RECEIVED AFTER THE 5TH CONTRACT ANNIVERSARY MUST REMAIN IN THE CONTRACT FOR AT LEAST SIX FULL MONTHS AT THE TIME OF YOUR DEATH TO BE INCLUDED AS PART OF CONTINUATION NET PURCHASE PAYMENTS FOR PURPOSES OF THE MAXIMUM EARNINGS ADVANTAGE CALCULATION.


What is the Contract Year of Death?
Contract Year of Death is the number of full 12 month periods starting on the Continuation Date and ending on the Continuing Spouse's date of death.

What is the Earnings Advantage Amount?
We determine the Earnings Advantage amount based upon a percentage of earnings in the contract at the time of the Continuing Spouse's death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

     (1) equals the contract value on the Continuing Spouse's date of death;

     (2) equals the Continuation Net Purchase Payment(s).

What is the Maximum Earnings Advantage Amount?
The Earnings Advantage amount is subject to a maximum. The Maximum Earnings Advantage amount is a percentage of the Continuation Net Purchase Payments.

The Earnings Advantage benefit will only be paid if the Continuing Spouse's date of death is prior to reaching age 95.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME ON PROSPECTIVELY ISSUED CONTRACTS.

--------------------------------------------------------------------------------


 Please forward a copy (without charge) to the Seasons Advisor Variable Annuity Statement of Additional Information to:


              (Please print or type and fill in all information.)

       ------------------------------------------------------------------
         Name

       ------------------------------------------------------------------
         Address

       ------------------------------------------------------------------
         City/State/Zip

       ------------------------------------------------------------------

       Date: ____________  Signed: ______________________________________

 Return to: Anchor National Life Insurance Company, Annuity Service Center,
 P.O. Box 52499, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

          FIXED AND VARIABLE GROUP DEFERRED ANNUITY CONTRACTS ISSUED BY

                          VARIABLE ANNUITY ACCOUNT FIVE

           (PORTION RELATING TO THE SEASONS ADVISOR VARIABLE ANNUITY)

                DEPOSITOR: ANCHOR NATIONAL LIFE INSURANCE COMPANY



This Statement of Additional Information is not a prospectus; it should be read with the prospectus dated October 1, 2001, relating to the annuity contracts described above, a copy of which may be obtained without charge by calling 800/445-SUN2 or by written request addressed to:


                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER

                                  PO. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299


  THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS OCTOBER 1, 2001.

                      TABLE OF CONTENTS

Separate Account............................................    3

General Account.............................................    3

Performance Data............................................    4

Annuity Payments............................................    8

Annuity Unit Values.........................................    8

Taxes.......................................................   11

Distribution of Contracts...................................   15

Financial Statements........................................   15

SEPARATE ACCOUNT
--------------------------------------------------------------------------------

Variable Annuity Account Five was originally established by Anchor National Life Insurance Company (the "Company") on July 8, 1996 pursuant to the provisions of Arizona law, as a segregated asset account of the Company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.


The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct.

Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES, with the assets of each SELECT PORTFOLIO, FOCUSED PORTFOLIO and STRATEGY invested in the shares of one or more underlying investment portfolios. The Company does not guarantee the investment performance of the separate account, its SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES or the underlying investment portfolios. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying investment portfolios, and are also reduced by insurance charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).


GENERAL ACCOUNT
--------------------------------------------------------------------------------

The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the one year fixed investment option and/or the 6-month or 1-year DCA fixed account(s) available in connection with the general account, as elected by the owner purchasing a contract. Assets supporting amounts allocated to a fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.


PERFORMANCE DATA
--------------------------------------------------------------------------------

From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of Seasons Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.


The Separate Account may advertise "total return" data for its SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES. Total return figures are based on historical data and are not intended to indicate future performance. The "total return" for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract funded by that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.)


CASH MANAGEMENT PORTFOLIO


Inception of the Cash Management portfolio occurred on March 26, 1999. The annualized current yield and effective yield for the Cash Management Portfolio for the seven day period ended April 30, 2001, were 1.68% and 1.69%, respectively.

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

                   Base Period Return = (EV-SV)/(SV)
    where:

        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

The value of the Accumulation Unit at the end of the period (EV) is determined by (1) adding, to the value of the Accumulation Unit at the beginning of the period (SV), the investment income from the underlying fund attributed to the Accumulation Unit over the period, and (2) subtracting, from the result, the portion of the annual mortality and expense risk and distribution expense charges allocable to the 7 day period (obtained by multiplying the annually-based charges by the fraction 7/365).

The current yield is then obtained by annualizing the Base Period Return:

                 Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

     Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

OTHER PORTFOLIOS

The Portfolios of the separate account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return
(T) is computed so that it satisfies the formula:

                        P (1 + T) TO THE POWER OF n = ERV
    where:

        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)


The total return figures reflect the effect of recurring charges. Total return figures are derived from historical data and are not intended to be a projection of future performance. Variable Annuity Account Five also funds three other contracts (Seasons, Seasons Select and Seasons Select II) which have been in existence longer than the Seasons Advisor Variable Annuity. The STRATEGIES in Seasons Advisor are also available in the Seasons, Seasons Select and Seasons Select II contracts and have been since 4/15/97. The SELECT PORTFOLIOS have been available since March 1, 1999 and the FOCUSED PORTFOLIOS since July 5, 2000 in the Seasons Select contract. Sales of Seasons Advisor will not begin until October 1, 2001. The one year and since inception numbers for the STRATEGIES and PORTFOLIOS are based on Seasons and Seasons Select historical data (which is adjusted for the fees and charges applicable to Seasons Advisor) and represent adjusted actual performance of the separate account.

                            STANDARDIZED PERFORMANCE


TOTAL ANNUAL RETURN FOR THE PERIOD ENDING APRIL 30, 2001




                                                                                 SINCE VARIABLE
                                    VARIABLE              1 YEAR RETURN       PORTFOLIO INCEPTION**
                                   PORTFOLIO              -------------       ----------------------
STRATEGIES                       INCEPTION DATE                W                       W
-------------------------        --------------              -----                   -----
Growth ..................            4/15/97                -15.89%                  13.93%
Moderate Growth .........            4/15/97                -12.57%                  12.66%
Balanced Growth .........            4/15/97                 -7.14%                  10.34%
Conservative Growth .....            4/15/97                 -2.63%                   8.76%



                                                                                 SINCE VARIABLE
                                    VARIABLE              1 YEAR RETURN        PORTFOLIO INCEPTION
                                    PORTFOLIO             -------------        --------------------
SELECT PORTFOLIOS                INCEPTION DATE               W                        W
-------------------------        --------------             -----                    -----
Large Cap Growth ........             3/1/99                -27.70%                   0.38%
Large Cap Composite .....             3/1/99                -15.36%                   1.74%
Large Cap Value .........             3/1/99                 14.45%                  10.07%
Mid Cap Growth ..........             3/1/99                -18.78%                  15.42%
Mid Cap Value ...........             3/1/99                 27.40%                  17.39%
Small Cap ...............             3/1/99                -17.48%                   5.20%
International Equity ....             3/1/99                -22.95%                  -2.00%
Diversified Fixed
Income ..................            3/10/99                  6.08%                   2.46%

FOCUSED PORTFOLIOS
-------------------------
Focus Growth ............            07/07/00                  NA                   -23.69%
Focus Growth and Income              12/29/00                 N/A                   -10.50%
Focus Value* ............              N/A
Focus TechNet ...........            12/29/00                 N/A                   -29.87%




These rates of return do not reflect election of the optional Seasons Estate Advantage. The rates of return would be lower if this optional feature were included in the calculations.


*    This portfolio was not available for sale until October 1, 2001.


** These rates of return were calculated utilizing Seasons rates for the related periods, adjusting for differences in fees.

ANNUITY PAYMENTS
--------------------------------------------------------------------------------

INITIAL ANNUITY PAYMENT

The initial annuity payment is determined by taking the contract value, less any premium tax, and then applying it to the annuity table specified in the contract. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

For a fixed annuity, the amount of the second and each subsequent monthly annuity payment is the same as that determined above for the first monthly payment.

The amount of the second and each subsequent monthly variable annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity payment is due.

ANNUITY UNIT VALUES
--------------------------------------------------------------------------------

The value of an Annuity Unit is determined independently for each SELECT PORTFOLIO, FOCUSED PORTFOLIO and STRATEGY. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY exceeds 3.5010, variable annuity payments derived from allocations to that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or STRATEGIES elected, and the amount of each annuity payment will vary accordingly.

For each SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or STRATEGY, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for a certain month is determined by dividing (a) by (b) where:

(a) is the Accumulation Unit value of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY determined as of the end of that month, and

(b) is the Accumulation Unit value of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY determined as of the end of the preceding month.

The NIF for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for a given month is a measure of the net investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY invests; it is also reduced by separate account asset charges.

ILLUSTRATIVE EXAMPLE

Assume that one share of a given SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                             NIF = ($11.46/$11.44)

                                 = 1.00174825

ILLUSTRATIVE EXAMPLE

The change in Annuity Unit value for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                    1/[(1.035) Exponent (1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                $10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.


The NIF measures the performance of the funds that are the basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF)/(1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is greater than one and payments are increased. If the NIF is less than the AIR, then this proportion is less than one and payments are decreased.


VARIABLE ANNUITY PAYMENTS

ILLUSTRATIVE EXAMPLE

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's Account Value is equal to 7543.2456 x $15.432655 = $116,412.31).
Assume also that the Annuity Unit value for the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

P's first variable annuity payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity payments for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

             First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $630.95/$13.256932 = 47.593968

P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

               Second Payment = 47.593968 x $13.327695 = $634.32

The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.

Note that the amount of the first variable annuity payment depends on the contract value in the relevant SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY on the Annuity Date and thus reflects the investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY). The net investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.

TAXES
--------------------------------------------------------------------------------

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.


Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. A contract owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity payment option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Non-qualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.


For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION--SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying annuity variable contracts such as the contracts. The regulations amplify the diversification requirements for variable annuity contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."


NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.


TAX TREATMENT OF ASSIGNMENTS

An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

TAX TREATMENT OF GIFTING A CONTRACT



If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.


TRUSTEE TO TRUSTEE TRANSFERS


The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs). Withdrawals can only be made when an owner: (1) reaches age 59-1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. These restrictions do not apply to amounts transferred to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7). An assignment of a contract may have tax consequences, and may also be prohibited by Employee Retirement Income Securities Act of 1974 ("ERISA") in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.



TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply. Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includable in taxable income and subject to the 10% penalty if the owner is under age 59 1/2. If you own a Qualified Contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified Contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified Contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.


PARTIAL 1035 EXCHANGES


Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the IRS filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the IRS stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the IRS it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.


QUALIFIED PLANS

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) H.R. 10 PLANS

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) ROTH IRA

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408(b) of the Code, contributions to a Roth IRA are not made on a tax deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Certain persons may be eligible to convert a regular IRA into a Roth IRA, and the resulting income tax may be spread over four years if the conversion occurs before January 1, 1999. If and when Contracts are made available for use with Roth IRAs they may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency.

(e) CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) DEFERRED COMPENSATION PLANS--SECTION 457


Under Section 457 of the Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation plans. The amounts deferred under a Plan which meets the requirements of Section 457 are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. Furthermore, the Code provides additional requirements and restrictions regarding eligibility, contributions and distributions.

All of the assets and income of a Plan established by a governmental employee after August 23, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 23, 1995 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Plan of a tax exempt non-governmental employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the plan is not an eligible plan within the meaning of Section 457(b). In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency as defined in the Code. Under present federal tax law, amounts accumulated in a Plan under section 457 cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under section 457.

DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------

The contracts are offered through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The audited consolidated financial statements of the Company at December 31, 2000 and 1999, for the years ended December 31, 2000 and 1999, for the three months ended December 31, 1998 and for the year ended September 30, 1998, are presented in this Statement of Additional Information. The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

As of the date of this Statement of Additional Information, sale of Seasons Advisor contracts had not begun. Therefore, financial statements for Variable Annuity Account Five (Portion relating to the Seasons Advisor Variable Annuity) are not contained herein.



PricewaterhouseCoopers LLP, 350 South Grand Avenue, California 90071, serves as the independent accountants for the separate account and the Company. The financial statements referred to above have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                        Report of Independent Accountants

To the Board of Directors and Shareholder of Anchor National Life Insurance Company:



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Anchor National Life Insurance Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, for the three months ended December 31, 1998 and for the year ended September 30, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits on these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




PricewaterhouseCoopers LLP
Woodland Hills, California

January 31, 2001

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEET

                                                   December 31,     December 31,
                                                      2000              1999
                                                   -----------      -----------
                                                          (In thousands)
ASSETS

Investments:
   Cash and short-term investments                 $   169,701      $   462,915
   Bonds, notes and redeemable
      preferred stocks available for sale,
      at fair value (amortized cost:
      December 2000, $4,130,570;
      December 1999, $4,155,728)                     4,007,902        3,953,169
   Mortgage loans                                      684,174          674,679
   Policy loans                                        244,436          260,066
   Separate account seed money                         104,678          144,231
   Common stocks available for sale,
      at fair value (cost: December 2000,
      $1,001; December 1999, $0)                           974             --
   Partnerships                                          8,216            4,009
   Real estate                                          24,139           24,000
   Other invested assets                                18,514           31,632
                                                   -----------      -----------
   Total investments                                 5,262,734        5,554,701

Variable annuity assets held in separate
   accounts                                         20,393,820       19,949,145
Accrued investment income                               57,555           60,584
Deferred acquisition costs                           1,286,456        1,089,979
Receivable from brokers for sales of
   securities                                               15           54,760
Income taxes currently receivable from Parent           60,992             --
Deferred income taxes                                     --             53,445
Other assets                                           127,906          111,880
                                                   -----------      -----------
TOTAL ASSETS                                       $27,189,478      $26,874,494
                                                   ===========      ===========


           See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                     CONSOLIDATED BALANCE SHEET (Continued)

                                                 December 31,       December 31,
                                                     2000              1999
                                                 ------------       ------------
                                                          (In thousands)

LIABILITIES AND SHAREHOLDER'S EQUITY

Reserves, payables and accrued liabilities:
   Reserves for fixed annuity contracts          $  2,778,229       $  3,254,895
   Reserves for universal life insurance
      contracts                                     1,832,667          1,978,332
   Reserves for guaranteed investment
      contracts                                       610,672            305,570
   Payable to brokers for purchases of
      securities                                        3,662                139
   Income taxes currently payable                        --               23,490
   Modified coinsurance deposit liability              97,647            140,757
   Other liabilities                                  203,015            249,224
                                                 ------------       ------------
   Total reserves, payables and accrued
      liabilities                                   5,525,892          5,952,407
                                                 ------------       ------------
Variable annuity liabilities related to
   separate accounts                               20,393,820         19,949,145
                                                 ------------       ------------
Subordinated notes payable to affiliates               55,119             37,816
                                                 ------------       ------------
Deferred income taxes                                  85,978               --
                                                 ------------       ------------
Shareholder's equity:
   Common stock                                         3,511              3,511
   Additional paid-in capital                         493,010            493,010
   Retained earnings                                  697,730            551,158
   Accumulated other comprehensive loss               (65,582)          (112,553)
                                                 ------------       ------------
   Total shareholder's equity                       1,128,669            935,126
                                                 ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY       $ 27,189,478       $ 26,874,494
                                                 ============       ============


           See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
            CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME


                                            Years Ended December 31,
                                           -------------------------   Three Months Ended       Year Ended
                                              2000           1999       December 31, 1998   September 30, 1998
                                           ---------       ---------   ------------------   ------------------
                                                                    (In thousands)

Investment income                          $ 399,355       $ 516,001       $  53,553               $ 218,793
                                           ---------       ---------       ---------               ---------
Interest expense on:
   Fixed annuity contracts                  (140,322)       (231,929)        (22,828)               (112,695)
   Universal life insurance
      contracts                              (86,263)       (102,486)           --                      --
   Guaranteed investment
      contracts                              (34,124)        (19,649)         (3,980)                (17,787)
   Senior indebtedness                          --              (199)            (34)                 (1,498)
   Subordinated notes payable
      to affiliates                           (4,144)         (3,474)           (853)                 (3,114)
                                           ---------       ---------       ---------               ---------
   Total interest expense                   (264,853)       (357,737)        (27,695)               (135,094)
                                           ---------       ---------       ---------               ---------
NET INVESTMENT INCOME                        134,502         158,264          25,858                  83,699
                                           ---------       ---------       ---------               ---------
NET REALIZED INVESTMENT
   GAINS (LOSSES)                            (15,177)        (19,620)            271                  19,482
                                           ---------       ---------       ---------               ---------
Fee income:
   Variable annuity fees                     400,495         306,417          58,806                 200,867
   Net retained commissions                   62,202          51,039          11,479                  48,561
   Asset management fees                      73,922          43,510           8,068                  29,592
   Universal life insurance fees, net         20,258          28,932            --                      --
   Surrender charges                          20,963          17,137           3,239                   7,404
   Other fees                                 12,959           6,327           1,738                   3,938
                                           ---------       ---------       ---------               ---------
TOTAL FEE INCOME                             590,799         453,362          83,330                 290,362
                                           ---------       ---------       ---------               ---------
GENERAL AND ADMINISTRATIVE
   EXPENSES                                 (171,627)       (146,683)        (21,268)                (92,929)
                                           ---------       ---------       ---------               ---------
AMORTIZATION OF DEFERRED
   ACQUISITION COSTS                        (158,007)       (116,840)        (27,070)                (72,713)
                                           ---------       ---------       ---------               ---------
ANNUAL COMMISSIONS                           (56,473)        (40,760)         (6,624)                (18,209)
                                           ---------       ---------       ---------               ---------
PRETAX INCOME                                324,017         287,723          54,497                 209,692
                                           ---------       ---------       ---------               ---------
Income tax expense                          (108,445)       (103,025)        (20,106)                (71,051)
                                           ---------       ---------       ---------               ---------
NET INCOME                                 $ 215,572       $ 184,698       $  34,391               $ 138,641
                                           ---------       ---------       ---------               ---------


           See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
      CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Continued)

                                                Years Ended December 31,
                                                ------------------------  Three Months Ended       Year Ended
                                                  2000           1999     December 31, 1998    September 30, 1998
                                                ---------      ---------  ------------------   ------------------
                                                                     (In thousands)
OTHER COMPREHENSIVE INCOME (LOSS)
 NET OF TAX:
  Net unrealized gains (losses)
   on debt and equity securities
   available for sale identified
   in the current period (net of
   income tax expense of $20,444
   and income tax benefit of
   $63,900, $5,517 and $2,168 for
   the years ended December 31,
   2000 and 1999, the three
   months ended December 31, 1998
   and the year ended September
   30, 1998, respectively)                      $  37,968      $(118,669)      $ (10,249)          $  (4,027)

  Less reclassification
   adjustment for net realized
   losses (gains) included in net
   income (net of income tax
   expense of $4,848, $4,165 and
   $116 and income tax benefit of
   $3,210 for the years ended
   December 31, 2000 and 1999,
   the three months ended
   December 31, 1998 and the year
   ended September 30, 1998, respectively)          9,003          7,735             215              (5,963)
                                                ---------      ---------       ---------           ---------
OTHER COMPREHENSIVE INCOME (LOSS)                  46,971       (110,934)        (10,034)             (9,990)
                                                ---------      ---------       ---------           ---------
COMPREHENSIVE INCOME                            $ 262,543      $  73,764       $  24,357           $ 128,651
                                                =========      =========       =========           =========

           See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                               Years Ended December 31,
                                             ----------------------------   Three Months Ended       Year Ended
                                               2000              1999        December 31, 1998   September 30, 1998
                                            -----------       -----------   ------------------   ------------------
                                                                        (In thousands)
CASH FLOW FROM OPERATING
   ACTIVITIES:

   Net income                               $   215,572       $   184,698       $    34,391       $   138,641
   Adjustment to reconcile net
      income to net cash provided
      by operating activities:
         Interest credited to:
             Fixed annuity contracts            140,322           231,929            22,828           112,695
             Universal life insurance
               contracts                         86,263           102,486              --                --
             Guaranteed investment
               contracts                         34,124            19,649             3,980            17,787
         Net realized investment
             losses (gains)                      15,177            19,620              (271)          (19,482)
         Amortization (accretion) of
             net premiums (discounts)
             on investments                      (2,198)          (18,343)           (1,199)              447
         Universal life insurance fees          (20,258)          (28,932)             --                --
         Amortization of goodwill                 1,455               776               356             1,422
         Provision for deferred
             income taxes                       114,127          (100,013)           15,945            34,087
   Change in:
      Accrued investment income                   3,029             9,155            (1,512)           (4,649)
      Deferred acquisition costs               (204,077)         (208,228)          (34,328)         (160,926)
      Other assets                              (16,628)           (5,661)          (21,070)          (19,374)
      Income taxes currently
         receivable/payable                     (84,482)           12,367            16,992           (38,134)
      Other liabilities                         (12,520)           49,504             5,617            (2,248)
   Other, net                                    43,376            20,729             5,510            (5,599)
                                            -----------       -----------       -----------       -----------
NET CASH PROVIDED BY OPERATING
   ACTIVITIES                                   313,282           289,736            47,239            54,667
                                            -----------       -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of:
      Bonds, notes and redeemable
         preferred stocks                      (881,647)       (4,130,682)         (392,515)       (1,970,502)
      Mortgage loans                           (144,303)         (331,398)           (4,962)         (131,386)
      Other investments, excluding
         short-term investments                 (66,722)         (227,268)           (1,992)             --
   Sales of:
      Bonds, notes and redeemable
         preferred stocks                       468,221         2,660,931           265,039         1,602,079
      Other investments, excluding

         short-term investments                  60,538            65,395               142            42,458
   Redemptions and maturities of:
      Bonds, notes and redeemable
         preferred stocks                       429,347         1,274,764            37,290           424,393
      Mortgage loans                            136,277            46,760             7,699            80,515
      Other investments, excluding
         short-term investments                 122,195            21,256               853            67,213
   Cash and short-term investments
      acquired in coinsurance
      transaction with MBL Life
      Assurance Corporation                        --                --           3,083,211              --
   Net cash and short-term investments
      transferred from (to) affiliates
      in assumption with MBL Life
      Assurance Corporation                      (3,314)         (371,634)             --                --
                                            -----------       -----------       -----------       -----------

NET CASH PROVIDED (USED IN) BY
   INVESTING ACTIVITIES                         120,592          (991,876)        2,994,765           114,770
                                            -----------       -----------       -----------       -----------


           See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

                                            Years Ended December 31,
                                         -----------------------------     Three Months Ended          Year Ended
                                             2000             1999         December 31, 1998       September 30, 1998
                                         -----------       -----------     ------------------      ------------------
                                                                       (In thousands)
CASH FLOWS FROM FINANCING
   ACTIVITIES:
   Premium receipts on:
      Fixed annuity contracts            $ 1,764,600       $ 2,016,851       $   351,616             $ 1,512,994
      Universal life insurance
         contracts                            58,738            78,864              --                      --
      Guaranteed investment
         contracts                           350,000              --                --                     5,619
   Net exchanges from the fixed
      accounts of variable annuity
      contracts                           (1,994,710)       (1,821,324)         (448,762)             (1,303,790)
   Withdrawal payments on:
      Fixed annuity contracts               (320,778)       (2,232,374)          (41,554)               (191,690)
      Universal life insurance
         contracts                          (145,067)          (81,634)             --                      --
      Guaranteed investment
         contracts                           (78,312)          (19,742)           (3,797)                (36,313)
   Claims and annuity payments on:
      Fixed annuity contracts               (114,761)          (46,578)           (9,333)                (40,589)
      Universal life insurance
         contracts                          (118,302)         (158,043)             --                      --
   Net receipts from (repayments
      of) other short-term
      financings                             (33,689)         (129,512)            9,545                 (10,944)
   Net receipt (payment) related
      to a modified coinsurance
      transaction                            (43,110)          140,757          (170,436)                166,631
   Net receipts from issuances of
      subordinated notes payable
      to affiliate                            17,303              --             170,436                    --
   Change in capital                            --             114,336            70,000                    --
   Dividends paid to Parent                  (69,000)             --                --                   (51,200)
                                         -----------       -----------       -----------             -----------

NET CASH PROVIDED (USED IN) BY
   FINANCING ACTIVITIES                     (727,088)       (2,138,399)          (72,285)                 50,718
                                         -----------       -----------       -----------             -----------

NET INCREASE (DECREASE) IN CASH
   AND SHORT-TERM INVESTMENTS               (293,214)       (2,840,539)        2,969,719                 220,155

CASH AND SHORT-TERM INVESTMENTS
   AT BEGINNING OF PERIOD                    462,915         3,303,454           333,735                 113,580
                                         -----------       -----------       -----------             -----------

CASH AND SHORT-TERM INVESTMENTS
   AT END OF PERIOD                      $   169,701       $   462,915       $ 3,303,454             $   333,735
                                         ===========       ===========       ===========             ===========

SUPPLEMENTAL CASH FLOW
   INFORMATION:
   Interest paid on indebtedness         $     1,841       $     3,787       $     1,169              $     3,912
                                         ===========       ===========       ===========              ===========
   Net income taxes paid (refunded)
    to Parent                            $    78,796       $   190,126       $   (12,302)             $    74,932
                                         ===========       ===========       ===========              ===========


           See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       NATURE OF OPERATIONS

         Anchor National Life Insurance Company, including its wholly owned subsidiaries, (the "Company") is an Arizona-domiciled life insurance company which conducts its business through three segments: annuity operations, asset management operations and broker-dealer operations. Annuity operations consist of the sale and administration of deposit-type insurance contracts, including fixed and variable annuities, universal life insurance contracts and guaranteed investment contracts ("GICs"). Asset management operations, which include the distribution and management of mutual funds, are conducted by SunAmerica Asset Management Corp. ("SunAmerica Asset Management"), the Company's registered investment advisor and wholly owned subsidiary and its related distributor, SunAmerica Capital Services, Inc. ("SACS"). Broker-dealer operations involve the sale of securities and financial services products, and are conducted by Royal Alliance Associates, Inc. ("Royal"), a wholly owned subsidiary of the Company.

         The Company is an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"), an international insurance and financial services holding company. At December 31, 1998, the Company was a wholly owned indirect subsidiary of SunAmerica Inc., a Maryland Corporation. On January 1, 1999, SunAmerica Inc. merged with and into AIG in a tax-free reorganization that has been treated as a pooling of interests for accounting purposes. Thus, SunAmerica Inc. ceased to exist on that date. However, immediately prior to the date of the merger, substantially all of the net assets of SunAmerica Inc. were contributed to a newly formed subsidiary of AIG named SunAmerica Holdings, Inc., a Delaware Corporation. SunAmerica Holdings, Inc. subsequently changed its name to SunAmerica Inc. ("SunAmerica").

         The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of assets managed in mutual funds and held in separate accounts.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain items have been reclassified to conform to the current period's presentation.

         Under generally accepted accounting principles, premiums collected on the non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statement of earnings, as they are recorded directly to policyholders liabilities upon receipt.

         The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reports in the financial statements and the accompanying notes. Actual results could differ from those estimates.

         INVESTMENTS: Cash and short-term investments primarily include cash, commercial paper, money market investments, repurchase agreements and short-term bank participations. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

         Bonds, notes and redeemable preferred stocks available for sale and common stocks are carried at aggregate fair value and changes in unrealized gains or losses, net of tax, are credited or charged directly to shareholder's equity. Bonds, notes and redeemable preferred stocks are reduced to estimated net realizable value when necessary for declines in value considered to be other than temporary. Estimates of net realizable value are subjective and actual realization will be dependent upon future events.

         Mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses. Policy loans are carried at unpaid balances. Separate account seed money consists of seed money for mutual funds used as investment vehicles for the Company's variable annuity separate accounts and is valued at market. Limited partnerships are accounted for by the cost method of accounting. Real estate is carried at cost, reduced by impairment provisions. Common stock is carried at fair value. Other invested assets include collateralized bond obligations and investments in mutual funds for the Company's asset management operations.

         Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined by using the specific cost identification method. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives of the investments.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INTEREST RATE SWAP AGREEMENTS: The net differential to be paid or received on interest rate swap agreements ("Swap Agreements") entered into to reduce the impact of changes in interest rates is recognized over the lives of the agreements, and such differential is classified as Investment Income or Interest Expense in the income statement. Initially, Swap Agreements are designated as hedges and, therefore, are not marked to market. However, when a hedged asset/liability is sold or repaid before the related Swap Agreement matures, the Swap Agreement is marked to market and any gain/loss is classified with any gain/loss realized on the disposition of the hedged asset/liability. Subsequently, the Swap Agreement is marked to market and the resulting change in fair value is included in Investment Income in the income statement. When a Swap Agreement that is designated as a hedge is terminated before its contractual maturity, any resulting gain/loss is credited/charged to the carrying value of the asset/liability that it hedged and is treated as a premium/discount for the remaining life of the asset/liability. Upon adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and related implementation guidance, the Company will be required to mark all swap agreements to market as of January 1, 2001 (see "Recently Issued Accounting Standards"). Such adjustment is not anticipated to be material to the shareholder's equity of the Company.

         DEFERRED ACQUISITION COSTS: Policy acquisition costs are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the annuity contracts. Estimated gross profits are composed of net interest income, net unrealized investment gains and losses, variable annuity fees, universal life insurance fees, surrender charges and direct administrative expenses. Costs incurred to sell mutual funds are also deferred and amortized over the estimated lives of the funds obtained. Deferred acquisition costs ("DAC") consist of commissions and other costs that vary with, and are primarily related to, the production or acquisition of new business. The Company capitalized DAC of $362,085,000 and $312,764,000 for the years ended December 31, 2000 and
         1999, respectively.

         As debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on debt and equity securities available for sale which is a component of accumulated other comprehensive income (loss) and is credited or charged directly to shareholder's equity. DAC has been increased by $21,800,000 and $29,400,000 at December 31, 2000 and 1999,
         respectively, for this adjustment.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


         VARIABLE ANNUITY ASSETS AND LIABILITIES: The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the income statement.

         GOODWILL: Goodwill, amounted to $21,604,000 (including accumulated amortization of $18,101,000) and $22,206,000 (including accumulated amortization of $16,350,000) at December 31, 2000 and 1999 respectively. Goodwill is amortized by using the straight-line method over periods averaging 25 years and is included in Other Assets in the balance sheet. Goodwill is evaluated for impairment when events or changes in economic conditions indicate that the carrying amount may not be recoverable.

         CONTRACTHOLDER RESERVES: Contractholder reserves for fixed annuity contracts and guaranteed investment contracts are accounted for as investment-type contracts in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," and are recorded at accumulated value (premiums received, plus accrued interest, less withdrawals and assessed fees). Contractholder reserves for universal life insurance contracts are equal to the policyholder account values before surrender charges.

         MODIFIED COINSURANCE DEPOSIT LIABILITY: Cash received as part of the modified coinsurance transaction described in Note 8 is recorded as a deposit liability. Premiums from the reinsured business is allocated to pay down the liability pursuant to a repayment schedule.

         FEE INCOME: Variable annuity fees, asset management fees, universal life insurance fees and surrender charges are recorded in income as earned. Net retained commissions are recognized as income on a trade date basis.

         INCOME TAXES: The Company files as a "life insurance company" under the provisions of the Internal Revenue Code of 1986. Its federal income tax return is consolidated with those of its direct parent, SunAmerica Life Insurance Company (the "Parent"), and its affiliate, First SunAmerica Life Insurance Company ("FSA"). Income taxes have been calculated as if the Company filed a separate return. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         RECENTLY ISSUED ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). The Company has reviewed and continues to review the effect of the implementation of SFAS 133, as amended by SFAS 138 and related implementation guidance. This statement requires the Company to recognize all derivatives in the consolidated balance sheet measuring these derivatives at fair value. The recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and, to the extent it is effective as part of a hedge transaction. SFAS 133 was postponed by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133, and now will be effective for the Company as of January 1, 2001. Because of the Company's minimal use of derivatives, management does not anticipate that the new statement will have a significant effect on either the earnings or the financial position of the Company.

3.       FISCAL YEAR CHANGE

         Effective December 31, 1998, the Company changed its fiscal year end from September 30 to December 31. Accordingly, the consolidated financial statements include the results of operations and cash flows for the three-month transition period ended December 31, 1998. Such results are not necessarily indicative of operations for a full year. The consolidated financial statements as of and for the three months ended December 31, 1998 were originally filed as the Company's unaudited Transition Report on Form 10-Q.

         Results for the comparable prior year period are summarized below.

                                                               Three Months Ended
                                                                December 31, 1997
                                                                (In thousands)
                                                               ------------------
         Investment income                                           $ 59,062
         Net investment income                                         25,689
         Net realized investment gains                                 20,935
         Total fee income                                              63,984
         Pretax income                                                 67,654
         Net income                                                  $ 44,348
                                                                     ========

4.       ACQUISITION

         On December 31, 1998, the Company acquired the individual life business and the individual and group annuity business of MBL Life

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

4.       ACQUISITION (Continued)

         Assurance Corporation ("MBL Life") (the "Acquisition"), via a 100% coinsurance transaction, for a cash purchase price of $128,420,000. As part of this transaction, the Company acquired assets having an aggregate fair value of $5,718,227,000, composed primarily of invested assets totaling $5,715,010,000. Liabilities assumed in this acquisition totaled $5,831,266,000, including $3,460,503,000 of fixed annuity reserves, $2,308,742,000 of universal life reserves and $24,011,000 of guaranteed investment contract reserves. The excess of the purchase price over the fair value of net assets received amounted to $92,687,000 at December 31, 2000, after adjustment for the transfer of the New York business to FSA (see below), and is included in Deferred Acquisition Costs in the accompanying consolidated balance sheet. The income statements for the years ended December 31, 2000 and 1999 include the impact of the Acquisition. On a pro forma basis, assuming the Acquisition had been consummated on October 1, 1997, the beginning of the prior-year periods discussed herein, investment income would have been $514,433,000 and net income would have been $162,555,000 for the year ended September 30, 1998.

         Included in the block of business acquired from MBL Life were policies whose owners are residents of New York State ("the New York Business"). On July 1, 1999, the New York Business was acquired by the Company's New York affiliate, FSA, via an assumption reinsurance agreement, and the remainder of the business converted to assumption reinsurance in the Company, which superseded the coinsurance agreement. As part of this transfer, invested assets equal to $678,272,000, life reserves equal to $282,247,000, group pension reserves equal to $406,118,000, and other net assets of $10,093,000 were transferred to FSA.

         The $128,420,000 purchase price was allocated between the Company and FSA based on the estimated future gross profits of the two blocks of business. The portion allocated to FSA was $10,000,000.

         As part of the Acquisition, the Company received $242,473,000 from MBL Life to pay policy enhancements guaranteed by the MBL Life rehabilitation agreement to policyholders meeting certain requirements. Of this amount, the Company was required to transfer $20,055,000 to the Parent for enhancements on policies which customers elected to convert to fixed annuity policies of the Parent. Included in the Company's reserves transferred to FSA in 1999 were $34,657,000 of such policy enhancement reserves. Based upon final actuarial calculations performed in the first quarter of 2000, $16,741,000 of such reserves were returned to the Company by FSA. A primary requirement was that annuity policyholders must have converted their MBL Life policy to a policy type currently offered by the Company or one of its affiliates by December 31, 1999. Pursuant to the agreement, the enhancements were scheduled to be credited in four installments on January 1, 2000, June 30, 2001, June 30, 2002 and June

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

4.       ACQUISITION (Continued)

         30, 2003, to eligible policies still active on each of those dates. The Company's portion of the payment due on January 1, 2000 amounted to $58,329,000 and was either credited to the accounts of the policyholders or paid as benefits through withdrawals or accelerated death benefits during 2000. On December 31, 2000, the enhancement reserve for such payments totaled $162,653,000.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

5.       INVESTMENTS

         The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by major category follow:

                                                                                             Amortized        Estimated
                                                                                                Cost         Fair Value
                                                                                             ----------      ----------
                                                                                                    (In thousands)
AT DECEMBER 31, 2000:

Securities of the United States
    Government                                                                               $   19,164      $   18,868
Mortgage-backed securities                                                                    1,651,581       1,636,304
Securities of public utilities                                                                  154,076         151,209
Corporate bonds and notes                                                                     1,426,845       1,329,001
Redeemable preferred stocks                                                                       1,375           1,375
Other debt securities                                                                           877,529         871,145
                                                                                             ----------      ----------
    Total                                                                                    $4,130,570      $4,007,902
                                                                                             ==========      ==========
AT DECEMBER 31, 1999:

Securities of the United States
    Government                                                                               $   24,688      $   22,884
Mortgage-backed securities                                                                    1,505,729       1,412,134
Securities of public utilities                                                                  114,933         107,596
Corporate bonds and notes                                                                     1,676,006       1,596,469
Redeemable preferred stocks                                                                       4,375           4,547
Other debt securities                                                                           829,997         809,539
                                                                                             ----------      ----------
    Total                                                                                    $4,155,728      $3,953,169
                                                                                             ==========      ==========

The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by contractual maturity, as of December 31, 2000, follow:

                                                                                             Amortized        Estimated
                                                                                                Cost         Fair Value
                                                                                             ----------      ----------
                                                                                                    (In thousands)

Due in one year or less                                                                      $   66,156      $   64,269
Due after one year through
    five years                                                                                  805,277         795,040
Due after five years through
    ten years                                                                                 1,023,591         938,495
Due after ten years                                                                             583,965         573,794
Mortgage-backed securities                                                                    1,651,581       1,636,304
                                                                                             ----------      ----------
    Total                                                                                    $4,130,570      $4,007,902
                                                                                             ==========      ==========

         Actual maturities of bonds, notes and redeemable preferred stocks will differ from those shown above due to prepayments and redemptions.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

5.       INVESTMENTS (Continued)

         Gross unrealized gains and losses on bonds, notes and redeemable preferred stocks available for sale by major category follow:

                                       Gross          Gross
                                     Unrealized     Unrealized
                                       Gains          Losses
                                     ----------    -----------
                                         (In thousands)
AT DECEMBER 31, 2000:

Securities of the United States
    Government                       $      17      $    (313)
Mortgage-backed securities              10,000        (25,277)
Securities of public utilities             267         (3,134)
Corporate bonds and notes               12,682       (110,526)
Other debt securities                   11,482        (17,866)
                                     ---------      ---------
    Total                            $  34,448      $(157,116)
                                     =========      =========

AT DECEMBER 31, 1999:

Securities of the United States
    Government                       $      47      $  (1,852)
Mortgage-backed securities               3,238        (96,832)
Securities of public utilities              13         (7,350)
Corporate bonds and notes               10,222        (89,758)
Redeemable preferred stocks                172           --
Other debt securities                    4,275        (24,734)
                                     ---------      ---------
    Total                            $  17,967      $(220,526)
                                     =========      =========


         Gross unrealized gains on equity securities available for sale aggregated $18,000 at December 31, 2000. Gross unrealized losses on equity securities available for sale aggregated $45,000 at December 31, 2000. There were no unrealized gains or losses on equity securities available for sale at December 31, 1999.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

5.       INVESTMENTS (Continued)

         Gross realized investment gains and losses on sales of investments are as follows:

                                Years Ended December 31,
                                -------------------------   Three Months Ended    Year Ended
                                  2000             1999      December 31, 1998 September 30, 1998
                                --------         --------   ------------------ ------------------
                                                        (In thousands)
BONDS, NOTES AND
    REDEEMABLE PREFERRED
    STOCKS:
    Realized gains              $  9,608         $  8,333         $  6,669         $ 28,086
    Realized losses               (5,573)         (26,113)          (5,324)          (4,627)
MORTGAGE LOANS:
    Realized losses                 (276)            --               --               --
COMMON STOCKS:
    Realized gains                   610            4,239               12              337
    Realized losses                 --                (11)              (9)            --
OTHER INVESTMENTS:
    Realized gains                 1,091             --                573            8,824
IMPAIRMENT WRITEDOWNS            (20,637)          (6,068)          (1,650)         (13,138)
                                --------         --------         --------         --------
Total net realized
    investment gains
    (losses)                    $(15,177)        $(19,620)        $    271         $ 19,482
                                ========         ========         ========         ========

         The sources and related amounts of investment income are as follows:

                                 Years Ended December 31,
                                 -------------------------   Three Months Ended    Year Ended
                                   2000             1999      December 31, 1998 September 30, 1998
                                 --------         --------   ------------------ ------------------
                                                          (In thousands)
Short-term investments           $  21,683         $  61,764         $   4,649         $  12,524
Bonds, notes and
    redeemable preferred
    stocks                         290,157           348,373            39,660           156,140
Mortgage loans                      60,608            47,480             7,904            29,996
Common stocks                         --                   7              --                  34
Real estate                            121              (525)               13              (467)
Partnerships                         7,031             6,631               352            24,311
Other invested assets               26,868            58,223             1,700              (572)

Less: investment expenses           (7,113)           (5,952)             (725)           (3,173)
                                 ---------         ---------         ---------         ---------
    Total investment
       income                    $ 399,355         $ 516,001         $  53,553         $ 218,793
                                 =========         =========         =========         =========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

5.       INVESTMENTS (Continued)

At December 31, 2000, no investments exceeded 10% of the Company's consolidated shareholder's equity.

At December 31, 2000, mortgage loans were collateralized by properties located in 30 states, with loans totaling approximately 33% of the aggregate carrying value of the portfolio secured by properties located in California and approximately 10% by properties located in New York. No more than 8% of the portfolio was secured by properties in any other single state.

At December 31, 2000, bonds, notes and redeemable preferred stocks included $267,891,000 of bonds and notes not rated investment grade. The Company had no material concentrations of non-investment-grade assets at December 31, 2000.

At December 31, 2000, the carrying value of investments in default as to the payment of principal or interest was $3,563,000 of bonds which approximates its estimated fair value.

As a component of its asset and liability management strategy, the Company utilizes Swap Agreements to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company typically utilizes Swap Agreements to create a hedge that effectively converts floating-rate assets and liabilities to fixed-rate instruments. At December 31, 2000, the Company had one outstanding asset Swap Agreement with a notional principal amount of $97,000,000 and one outstanding liability Swap Agreement with a notional principal amount of $28,688,000. The asset Swap Agreement was entered into in May 2000 and matures in June 2002. The liability Swap Agreement was entered into in December 1996 and matures in December 2024. The interest income on the asset Swap Agreement is included in Investment Income in the income statement, while the interest paid on the liability Swap Agreement is included in Interest Expense on Guaranteed Investment Contracts in the income statement. The net interest income (paid) amounted to $43,000 for the year ended December 31, 2000, $(215,000) for the year ended December 31, 1999, $(54,000)
for the three months ended December 31, 1998 and $(278,000) for the year ended September 30, 1998.

At December 31, 2000, $8,955,000 of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6.       FAIR VALUE OF FINANCIAL STATEMENTS

         The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets (including its real estate investments and other invested assets except for partnerships) and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

         The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the financial instruments could be exchanged for in a current or future market transaction.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         CASH AND SHORT-TERM INSTRUMENTS: Carrying value is considered to be a reasonable estimate of fair value.

         BONDS, NOTES AND REDEEMABLE PREFERRED STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

         MORTGAGE LOANS: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

         SEPARATE ACCOUNT SEED MONEY: Fair value is considered to be the market value of the underlying securities.

         COMMON STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

         POLICY LOANS: Carrying value is considered to be a reasonable estimate of fair value.

         PARTNERSHIPS: Fair value of partnerships accounted for by using the cost method is based upon the fair value of the net assets of the partnerships as determined by the general partners.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6.       FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

         VARIABLE ANNUITY ASSETS HELD IN SEPARATE ACCOUNTS: Variable annuity assets are carried at the market value of the underlying securities.

         RECEIVABLE FROM/PAYABLE TO BROKERS FOR SALES/PURCHASES OF SECURITIES:
         Such amounts represent transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

         RESERVES FOR FIXED ANNUITY CONTRACTS: Deferred annuity contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.

         RESERVES FOR GUARANTEED INVESTMENT CONTRACTS: Fair value is based on the present value of future cash flows at current pricing rates and is net of the estimated fair value of a hedging Swap Agreement, determined from independent broker quotes.

         VARIABLE ANNUITY LIABILITIES RELATED TO SEPARATE ACCOUNTS: Variable annuity liabilities are carried at the market value of the underlying securities of the variable annuity assets held in separate accounts.

         SUBORDINATED NOTES PAYABLE TO AFFILIATES: Fair value is estimated based on the quoted market prices for similar issues.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6.       FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

         The estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 compared with their respective carrying values, are as follows:

                                                 Carrying             Fair
                                                   Value              Value
                                                -----------        -----------
                                                        (In thousands)
DECEMBER 31, 2000:

ASSETS:

    Cash and short-term investments             $   169,701        $   169,701
    Bonds, notes and redeemable
       preferred stocks                           4,007,902          4,007,902
    Mortgage loans                                  684,174            711,543
    Policy loans                                    244,436            244,436
    Separate account seed money                     104,678            104,678
    Common stocks                                       974                974
    Partnerships                                      8,216              9,915
    Variable annuity assets held in
       separate accounts                         20,393,820         20,393,820
    Receivable from brokers for sales
       of securities                                     15                 15

LIABILITIES:

    Reserves for fixed annuity contracts          2,778,229          2,618,719
    Reserves for guaranteed investment
       contracts                                    610,672            610,672
    Payable to brokers for purchases of
       securities                                     3,662              3,662
    Variable annuity liabilities related
       to separate accounts                      20,393,820         20,393,820
    Subordinated notes payable to
       affiliates                               $    55,119        $    57,774

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6.       FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

                                                 Carrying             Fair
                                                   Value             Value
                                                -----------        -----------
                                                         (In thousands)
DECEMBER 31, 1999:

ASSETS:

    Cash and short-term investments             $   462,915        $   462,915
    Bonds, notes and redeemable
       preferred stocks                           3,953,169          3,953,169
    Mortgage loans                                  674,679            673,781
    Policy loans                                    260,066            260,066
    Separate account seed money                     144,231            144,231
    Common stocks                                      --                 --
    Partnerships                                      4,009              9,114
    Variable annuity assets held in
       separate accounts                         19,949,145         19,949,145
    Receivable from brokers for sales
       of securities                                 54,760             54,760

LIABILITIES:

    Reserves for fixed annuity contracts          3,254,895          3,053,660
    Reserves for guaranteed investment
       contracts                                    305,570            305,570
    Payable to brokers for purchases of
       securities                                       139                139
    Variable annuity liabilities related
       to separate accounts                      19,949,145         19,949,145
    Subordinated notes payable to
       affiliates                               $    37,816        $    38,643


7.       SUBORDINATED NOTES PAYABLE TO AFFILIATES

         Subordinated notes (including accrued interest of $2,659,000) payable to affiliates totaled $55,119,000 at interest rates ranging from 8% to 9.5% at December 31, 2000, and require principal payments of $3,000,000 in 2001, $29,060,000 in 2002 and $20,400,000 in 2003.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

8.       REINSURANCE

         The Company guarantees a minimum level of death benefits for the majority of the Company's separate account contracts. If assets in these separate accounts are insufficient to fund minimum policy benefits, the Company is obligated to pay the difference. This exposure was reinsured on approximately 26% of the reserves as of December 31, 2000. The Company does not expect its obligations under these guarantees to have a material impact on the Company's financial condition or results of operations.

         Certain of the Company's variable annuities provide for a Guaranteed Minimum Income Benefit in the form of guaranteed benefit payout upon annuitization. All of the annuitization benefit at risk has been reinsured as of December 31, 2000.

         The business which was assumed from MBL Life as part of the Acquisition is subject to existing reinsurance ceded agreements. At December 31, 1998, the maximum retention on any single life was $2,000,000, and a total credit of $5,057,000 was taken against the life insurance reserves, representing predominantly yearly renewable term reinsurance. In order to limit even further the exposure to loss on any single insured and to recover an additional portion of the benefits paid over such limits, the Company entered into a reinsurance treaty effective January 1, 1999 under which the Company retains no more than $100,000 of risk on any one insured life. At December 31, 2000, a total reserve credit of $4,160,000 was taken against the life insurance reserves. With respect to these coinsurance agreements, the Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal.

         On August 1, 1999, the Company entered into a modified coinsurance transaction, approved by the Arizona Department of Insurance, which involved the ceding of approximately $6,000,000,000 of variable annuities to ANLIC Insurance Company (Hawaii), a non-affiliated stock life insurer. The transaction is accounted for as reinsurance for statutory reporting purposes. As part of the transaction, the Company received cash in the amount of $150,000,000 and recorded a corresponding deposit liability. As payments are made to the reinsurer, the deposit liability is relieved. The cost of this program, which amounted to $12,026,000 for the year ended December 31, 2000 and $3,621,000 for the year ended December 31, 1999, is classified as General and Administrative Expenses in the Consolidated Statement of Income.

         On August 11, 1998, the Company entered into a similar modified coinsurance transaction, approved by the Arizona Department of Insurance, which involved the ceding of approximately $6,000,000,000 of variable annuities to ANLIC Insurance Company (Cayman), a Cayman Islands Stock life insurance company, effective December 31, 1997. As

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

8.       REINSURANCE (Continued)

         a part of this transaction, the Company received cash amounting to approximately $188,700,000, and recorded a corresponding reduction of DAC related to the coinsured annuities. As payments were made to the reinsurer, the reduction of DAC was relieved. Certain expenses related to this transaction were charged directly to DAC amortization in the income statement. The net effect of this transaction in the income statement was not material.

         On December 31, 1998, the Company recaptured this business. As part of this recapture, the Company paid cash of $170,436,000 and recorded an increase in DAC of $167,202,000 with the balance of $3,234,000 being recorded as DAC amortization in the income statement.

9.       COMMITMENTS AND CONTINGENT LIABILITIES

         The Company has entered into six agreements in which it has provided liquidity support for certain short-term securities of municipalities and non-profit organizations by agreeing to purchase such securities in the event there is no other buyer in the short-term marketplace. In return the Company receives a fee. The maximum liability under these guarantees at December 31, 2000 is $925,000,000. Related to each of these agreements are participation agreements with the Company's Parent, under which the Parent will share in $460,100,000 of these liabilities in exchange for a proportionate percentage of the fees received under these agreements. Management does not anticipate any material future losses with respect to these commitments.

         In the ordinary course of business, the Company is obligated to purchase approximately $86,000,000 of asset backed securities as of December 31, 2000.

         The Company is involved in various kinds of litigation common to its businesses. These cases are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses relating to such litigation are adequate and any further liabilities and costs will not have a material adverse impact upon the Company's financial position, results of operations or cash flows.

         The Company's current financial strength and counterparty credit ratings from Standard & Poor's are based in part on a guarantee (the "Guarantee") of the Company's insurance policy obligations by American Home Assurance Company ("American Home"), a subsidiary of AIG, and a member of an AIG intercompany pool, and the belief that the Company is viewed as a strategically important member of AIG. The Guarantee is unconditional and irrevocable, and policyholders have the right to enforce the Guarantee directly against American Home.

         The Company's current  financial strength rating from Moody's is based

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

9.       COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

         in part on a support agreement between the Company and AIG (the "Support Agreement"), pursuant to which AIG has agreed that AIG will cause the Company to maintain a policyholder's surplus of not less than $1 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under circumstances where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the support agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG.

         American Home does not publish financial statements, although it files statutory annual and quarterly reports with the New York State Insurance Department, where such reports are available to the public. AIG is a reporting company under the Securities Exchange Act of 1934, and publishes annual reports on Form 10-K and quarterly reports on Form 10-Q, which are available from the Securities and Exchange Commission.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

10.      SHAREHOLDER'S EQUITY

         The Company is authorized to issue 4,000 shares of its $1,000 par value Common Stock. At December 31, 2000 and 1999, 3,511 shares were outstanding.

         Changes in shareholder's equity are as follows:

                                     Years Ended December 31,
                                    ---------------------------     Three Months Ended      Year Ended
                                      2000              1999        December 31, 1998  September 30, 1998
                                    ---------         ---------     -----------------  ------------------
                                                               (In thousands)
ADDITIONAL PAID-IN
    CAPITAL:

    Beginning balances              $ 493,010         $ 378,674         $ 308,674         $ 308,674
    Reclassification of
       Note by the Parent                --             170,436              --                --
    Return of capital                    --            (170,500)             --                --
    Capital contributions
       received                          --             114,250            70,000              --
    Contribution of
       partnership
       investment                        --                 150              --                --
                                    ---------         ---------         ---------         ---------
Ending balances                     $ 493,010         $ 493,010         $ 378,674         $ 308,674
                                    =========         =========         =========         =========
RETAINED EARNINGS:

    Beginning balances              $ 551,158         $ 366,460         $ 332,069         $ 244,628
    Net income                        215,572           184,698            34,391           138,641
    Dividends paid                    (69,000)             --                --             (51,200)
                                    ---------         ---------         ---------         ---------
Ending balances                     $ 697,730         $ 551,158         $ 366,460         $ 332,069
                                    =========         =========         =========         =========
ACCUMULATED OTHER
    COMPREHENSIVE INCOME
    (LOSS):

       Beginning balances           $(112,553)        $  (1,619)        $   8,415         $  18,405
       Change in net
          unrealized gains
          (losses) on debt
          securities
          available for sale           79,891          (198,659)          (23,791)          (23,818)
       Change in net
          unrealized gains
          (losses) on equity
          securities
          available for sale              (27)              (10)              (44)             (950)
       Change in adjustment
          to deferred
          acquisition costs            (7,600)           28,000             8,400             9,400
       Tax effects of net
          changes                     (25,293)           59,735             5,401             5,378
                                    ---------         ---------         ---------         ---------
Ending balances                     $ (65,582)        $(112,553)        $  (1,619)        $   8,415
                                    =========         =========         =========         =========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

10.      SHAREHOLDER'S EQUITY (Continued)

         Dividends that the Company may pay to its shareholder in any year without prior approval of the Arizona Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of Arizona without obtaining the prior approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the preceding year's statutory net gain from operations less equity in undistributed income or loss of subsidiaries included in net investment income if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of the Arizona Department of Insurance. Dividends of $69,000,000 and $51,200,000 were paid on March 1, 2000 and June 4,
         1998, respectively. No dividends were paid in the year ended December 31, 1999 or the three months ended December 31, 1998.

         Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company's net income for the years ended December 31, 2000 and 1999 was approximately $168,367,000 and $261,539,000, respectively. The statutory net loss for the year ended December 31, 1998 was $98,766,000. The Company's statutory capital and surplus totaled approximately $719,946,000 at December 31, 2000 and $694,621,000 at December 31, 1999.

         In 1998, the NAIC adopted the codification of statutory accounting principles ("Codification") which replaced the current Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting, effective January 1, 2001. Codification changes prescribed statutory accounting practices and will result in changes to the accounting practices that the company uses to prepare its statutory basis financial statements. Codification has been adopted by all fifty states as the prescribed basis of accounting, including Arizona. The impact of Codification on the Company's statutory surplus has not yet been determined.

         On June 30, 1999, the Parent cancelled the Company's surplus note payable of $170,436,000 and funds received were reclassified to Additional Paid-in Capital in the accompanying consolidated balance sheet. On September 9, 1999, the Company paid $170,500,000 to its Parent as a return of capital. On September 14, 1999 and October 25, 1999, the Parent contributed additional capital to the Company in the amounts of $54,250,000 and $60,000,000, respectively. Also on December 31, 1999, the Parent made a $150,000 contribution of partnership investments to the Company.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

11.      INCOME TAXES

         The components of the provisions for federal income taxes on pretax income consist of the following:

                                     Net Realized
                                      Investment
                                    Gains (Losses)     Operations           Total
                                    --------------     ----------         ---------
                                                      (In thousands)
YEAR ENDED DECEMBER 31, 2000:

Currently payable                     $   2,791         $  (8,473)        $  (5,682)
Deferred                                 (8,103)          122,230           114,127
                                      ---------         ---------         ---------

Total income tax expense              $  (5,312)        $ 113,757         $ 108,445
                                      =========         =========         =========



YEAR ENDED DECEMBER 31, 1999:

Currently payable                     $   6,846         $ 196,192         $ 203,038
Deferred                                (13,713)          (86,300)         (100,013)
                                      ---------         ---------         ---------
    Total income tax expense
      (benefit)                       $  (6,867)        $ 109,892         $ 103,025
                                      =========         =========         =========



THREE MONTHS ENDED DECEMBER
31, 1998:

Currently payable                     $     740         $   3,421         $   4,161
Deferred                                   (620)           16,565            15,945
                                      ---------         ---------         ---------
    Total income tax expense          $     120         $  19,986         $  20,106
                                      =========         =========         =========

YEAR ENDED SEPTEMBER 30, 1998:
Currently payable                     $   4,221         $  32,743         $  36,964
Deferred                                   (550)           34,637            34,087
                                      ---------         ---------         ---------
    Total income tax expense          $   3,671         $  67,380         $  71,051
                                      =========         =========         =========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

11.      INCOME TAXES (Continued)

         Income taxes computed at the United States federal income tax rate of 35% and income taxes provided differ as follows:

                                      Years Ended December 31,       Three Months Ended     Year Ended
                                       2000              1999         December 31, 1998  September 30, 1998
                                     ---------         ---------     ------------------  ------------------
                                                               (In thousands)
Amount computed at
    statutory rate                   $ 113,406         $ 100,703         $  19,074         $  73,392
Increases (decreases)
    resulting from:
       Amortization of
          differences between
          book and tax bases
          of net assets
          acquired                         597               609               146               460
       State income taxes,
          net of federal tax
          benefit                        9,718             7,231             1,183             5,530
       Dividends-received
          deduction                    (10,900)           (3,618)             (345)           (7,254)
       Tax credits                      (2,382)           (1,346)                             (1,296)
       Other, net                       (1,994)             (554)               48               219
                                     ---------         ---------         ---------         ---------
       Total income tax
          expense                    $ 108,445         $ 103,025         $  20,106         $  71,051
                                     =========         =========         =========         =========

         For United States federal income tax purposes, certain amounts from life insurance operations are accumulated in a memorandum policyholders' surplus account and are taxed only when distributed to shareholders or when such account exceeds prescribed limits. The accumulated policyholders' surplus was $14,300,000 at December 31, 2000. The Company does not anticipate any transactions which would cause any part of this surplus to be taxable.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

11.      INCOME TAXES (Continued)

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the liability for Deferred Income Taxes are as follows:

                                                        December 31,      December 31,
                                                           2000               1999
                                                        ------------      ------------
                                                               (In thousands)
         DEFERRED TAX LIABILITIES:
         Investments                                     $  18,738         $  23,208
         Deferred acquisition costs                        317,995           272,697
         State income taxes                                  9,640             5,203
         Other liabilities                                  55,101            18,658
                                                         ---------         ---------
         Total deferred tax liabilities                    401,474           319,766
                                                         ---------         ---------

         DEFERRED TAX ASSETS:
         Contractholder reserves                          (247,591)         (261,781)
         Guaranty fund assessments                          (3,610)           (2,454)
         Deferred income                                   (28,982)          (48,371)
         Net unrealized losses on debt and equity
             securities available for sale                 (35,313)          (60,605)
                                                         ---------         ---------
         Total deferred tax assets                        (315,496)         (373,211)
                                                         ---------         ---------
         Deferred income taxes                           $  85,978         $ (53,445)
                                                         =========         =========

12       RELATED-PARTY MATTERS

         The Company pays commissions to five affiliated companies: SunAmerica Securities, Inc.; Advantage Capital Corp.; Financial Services Corp.; Sentra Securities Corp.; and Spelman & Co. Inc. Commissions paid to these broker-dealers totaled $44,584,000 in the year ended December 31, 2000, $37,435,000 in the year ended December 31, 1999, $6,977,000 in the three months ended December 31, 1998 and $32,946,000 in the year ended September 30, 1998. These broker-dealers, when combined with the Company's wholly owned broker-dealer, distribute a significant portion of the Company's products, amounting to approximately 33.8%, 35.6%, 35.6% and 33.6% of premiums for each of the respective periods.

         The Company purchases administrative, investment management, accounting, marketing and data processing services from its Parent and SunAmerica, an indirect parent. Amounts paid for such services totaled $132,034,000 for the year ended December 31, 2000, $105,059,000 for the year ended December 31, 1999, $21,593,000 for the three months ended December 31, 1998 and $84,975,000 for the year ended September 30, 1998. The marketing component of such costs during these periods amounted to $61,954,000, $53,385,000, $9,906,000 and $39,482,000,
         respectively, and are deferred and amortized as part of Deferred Acquisition Costs. The other components of such costs are included in General and Administrative Expenses in the income statement.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

12.      RELATED-PARTY MATTERS (Continued)

         At December 31, 2000, the Company held no investments issued by any of its affiliates. At December 31, 1999, the Company held bonds with a fair value of $50,000 which were issued by its affiliate, International Lease Finance Corp. The amortized cost of these bonds is equal to the fair value.

         During the year ended December 31, 2000, FSA transferred $16,741,000 of cash to the Company related to policy enhancements of the New York Business from the Acquisition (see Note 4).

         During the year ended December 31, 2000, the Company transferred $20,055,000 of cash to the Parent as a result of policy enhancements granted to annuity policyholders who converted their MBL Life policies to policies of the Parent (see Note 4).

         During the year ended December 31, 2000, the Company sold various invested assets from the Parent for cash equal to their current market value of $6,362,000.

         During the year ended December 31, 1999, the Company transferred short-term investments and bonds to FSA with an aggregate fair value of $634,596,000 as part of the transfer of the New York Business from the Acquisition (See Note 4). The Company recorded a net realized loss of $5,144,000 on the transfer of these assets.

         During the year ended December 31, 1999, the Company purchased certain invested assets from SunAmerica for cash equal to their current market value of $161,159,000.

         During the year ended September 30, 1998, the Company sold various invested assets to SunAmerica for cash equal to their current market value of $64,431,000. The Company recorded a net gain aggregating $16,388,000 on such transactions.

         During the year ended September 30, 1998, the Company purchased certain invested assets from SunAmerica, the Parent and CalAmerica Life Insurance Company, a wholly-owned subsidiary of the Parent that has since merged into the Parent, for cash equal to their current market value which aggregated $20,666,000, $10,468,000 and $61,000, respectively.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.      BUSINESS SEGMENTS

         The Company has three business segments: annuity operations, asset management operations and broker-dealer operations. The accounting policies of the segments are the same as those described in Note 2 - Summary of Significant Accounting Policies. The Company evaluates performance and allocates reserves based on profit or loss from operations before income taxes. There were no intersegment revenues during all periods presented. Substantially all of the Company's revenues are derived from the United States. The Parent makes expenditures for long-lived assets for the annuity operations segment and allocates depreciation of such assets to the annuity operations segment.

         Products for the annuity operations and asset management operations are marketed through affiliated and independent broker-dealers, full-service securities firms and financial institutions. One independent selling organization in the annuity operations represented 16.9% of sales in the year ended December 31, 2000, 12.0% of sales in the year ended December 31, 1999, 14.7% in the three months ended December 31, 1998 and 16.8% in the year ended September 30, 1998. No other independent selling organization was responsible for 10% of sales for any such period. There was no single independent selling organization that accounted for 10% of sales in the asset management operations. Registered representatives sell products offered by the broker-dealer operations. Revenue from any single registered representative or group of registered representatives do not compose a material percentage of total revenues in the broker-dealer operations.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.      BUSINESS SEGMENTS (Continued)

         Summarized data for the Company's business segments follow:

                                                           Asset              Broker-
                                     Annuity             Management            Dealer
                                    Operations           Operations           Operations             Total
                                   ------------         ------------         ------------         ------------
                                                                  (In thousands)
YEAR ENDED
DECEMBER 31, 2000:

Investment income                  $    388,368         $      9,800         $      1,187         $    399,355
Interest expense                       (260,709)              (3,784)                (360)            (264,853)
                                   ------------         ------------         ------------         ------------
Net investment income                   127,659                6,016                  827              134,502
Net realized investment
    losses                              (15,177)                --                   --                (15,177)
Total fee income                        430,489               99,567               60,743              590,799
General and
    administrative expenses             (95,303)             (44,266)             (32,058)            (171,627)
Amortization of deferred               (125,035)             (32,972)                --               (158,007)
    acquisition costs
Annual commissions                      (56,473)                --                   --                (56,473)
                                   ------------         ------------         ------------         ------------
Pretax income                      $    266,160         $     28,345         $     29,512         $    324,017
                                   ============         ============         ============         ============
Total assets                       $ 26,908,888         $    199,075         $     81,515         $ 27,189,478
                                   ============         ============         ============         ============
Expenditures for long-
    lived assets                   $       --           $        454         $      1,600         $      2,054
                                   ============         ============         ============         ============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.      BUSINESS SEGMENTS (Continued)

                                                           Asset               Broker-
                                     Annuity             Management             Dealer
                                    Operations           Operations           Operations              Total
                                   ------------         ------------         ------------         ------------
                                                                  (In thousands)
YEAR ENDED
DECEMBER 31, 1999:

Investment income                  $    505,962         $      9,072         $        967         $    516,001
Interest expense                       (354,263)              (3,085)                (389)            (357,737)
                                   ------------         ------------         ------------         ------------
Net investment income                   151,699                5,987                  578              158,264
Net realized investment
    losses                              (19,620)                --                   --                (19,620)
Total fee income                        349,066               55,885               48,411              453,362
General and
    administrative expenses             (93,449)             (24,856)             (28,378)            (146,683)
Amortization of deferred
    acquisition costs                   (94,910)             (21,930)                --               (116,840)
Annual commissions                      (40,760)                --                   --                (40,760)
                                   ------------         ------------         ------------         ------------
Pretax income                      $    252,026         $     15,086         $     20,611         $    287,723
                                   ============         ============         ============         ============
Total assets                       $ 26,649,310         $    150,966         $     74,218         $ 26,874,494
                                   ============         ============         ============         ============
Expenditures for long-
    lived assets                   $       --           $      2,271         $      2,728         $      4,999
                                   ============         ============         ============         ============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.      BUSINESS SEGMENTS (Continued)

                                                           Asset               Broker-
                                      Annuity            Management            Dealer
                                    Operations           Operations           Operations              Total
                                   ------------         ------------         ------------         ------------
                                                                  (In thousands)
THREE MONTHS ENDED
DECEMBER 31, 1998:

Investment income                  $     52,424         $        971         $        158         $     53,553
Interest expense                        (26,842)                (752)                (101)             (27,695)
                                   ------------         ------------         ------------         ------------
Net investment income                    25,582                  219                   57               25,858
Net realized investment
    gains (losses)                         (238)                 509                 --                    271
Total fee income                         60,876               11,333               11,121               83,330
General and
    administrative expenses              (9,363)              (5,171)              (6,734)             (21,268)
Amortization of deferred
    acquisition costs                   (23,111)              (3,959)                --                (27,070)
Annual commissions                       (6,624)                --                   --                 (6,624)
                                   ------------         ------------         ------------         ------------
Pretax income                      $     47,122         $      2,931         $      4,444         $     54,497
                                   ============         ============         ============         ============
Total assets                       $ 22,982,323         $    104,473         $     59,537         $ 23,146,333
                                   ============         ============         ============         ============
Expenditures for long-
    lived assets                   $       --           $        308         $      1,005         $      1,313
                                   ============         ============         ============         ============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.      BUSINESS SEGMENTS (Continued)

                                                           Asset               Broker-
                                     Annuity             Management            Dealer
                                    Operations           Operations           Operations              Total
                                   ------------         ------------         ------------         ------------
                                                                  (In thousands)
YEAR ENDED
SEPTEMBER 30, 1998:

Investment income                  $    214,871         $      2,839         $      1,083         $    218,793
Interest expense                       (131,980)              (2,709)                (405)            (135,094)
                                   ------------         ------------         ------------         ------------
Net investment income                    82,891                  130                  678               83,699
Net realized investment
    gains (losses)                       19,615                 (133)                --                 19,482
Total fee income                        207,450               36,632               46,280              290,362
General and
    administrative expenses             (49,732)             (18,640)             (24,557)             (92,929)
Amortization of deferred
    acquisition costs                   (58,833)             (13,880)                --                (72,713)
Annual commissions                      (18,209)                --                   --                (18,209)
                                   ------------         ------------         ------------         ------------
Pretax income                      $    183,182         $      4,109         $     22,401         $    209,692
                                   ============         ============         ============         ============
Total assets                       $ 14,389,922         $    104,476         $     55,870         $ 14,550,268
                                   ============         ============         ============         ============
Expenditures for long-
    lived assets                   $       --           $        205         $      5,289         $      5,494
                                   ============         ============         ============         ============

                           PART C -- OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

    The following financial statements are included in Part B of the Registration Statement:


        Audited Consolidated Financial Statements of Anchor National Life Insurance Company at December 31, 2000 and 1999, for the years ended December 31, 2000 and 1999, for the three months ended December 31, 1998 and for the year ended September 30, 1998.





        Audited Financial Statements of Variable Annuity Account Five (Portion Relating to the SEASONS ADVISOR Variable Annuity) do not appear herein as sales have not yet begun.

(B)  EXHIBITS


(1)        Resolutions Establishing Separate Account.............................  ***

(2)        Custody Agreements....................................................  ***

(3)        (a) Form of Distribution Contract.....................................  ***
           (b) Form of Selling Agreement.........................................  ***

(4)        (a) Seasons Advisor Variable Annuity Contract.........................  *
           (b) Seasons Advisor Group and Individual Retirement Annuity
                Endorsement......................................................  *
           (c) Purchase Payment Accumulation Optional Death Benefit Endorsement..  *
           (d) Maximum Anniversary Value Optional Death Benefit Endorsement......  *
           (e) Spousal Continuation Death Benefit Endorsement....................  Not Applicable
           (f) Optional Income Benefit Endorsement...............................  Not Applicable
           (g) Death Benefit Endorsement.........................................  Not Applicable

(5)        (a) Seasons Advisor Application for Contract..........................  *
           (b) Seasons Advisor/Participation Enrollment Form.....................  *

(6)        Depositor -- Corporate Documents
           (a) Certificate of Incorporation......................................  ***
           (b) By-Laws...........................................................  +

(7)        Reinsurance Contract..................................................  Not Applicable

(8)        Seasons Series Trust Fund Participation Agreement.....................  ***

(9)        Opinion of Counsel....................................................  *

(10)       Consent of Independent Accountants....................................  *

(11)       Financial Statements Omitted from Item 23.............................  Not Applicable

(12)       Initial Capitalization Agreement......................................  Not Applicable

(13)       Performance Computations..............................................  *

(14)       Diagram and Listing of All Persons Directly or Indirectly Controlled
            By or Under Common Control with Anchor National Life Insurance
            Company, the Depositor of Registrant.................................  +

(15)       Powers of Attorney....................................................  +


--------------------

*       Filed Herewith

** Filed with Variable Annuity Five and Anchor National Registration Statement 333-08877, Post-Effective Amendment 9, on September 25, 2000.

*** Filed with Variable Annuity Account Five and Anchor National Registration Statement 333-08859, 811-7727, Pre-Effective Amendment 1 on March 11, 1997.

**** Filed with Variable Annuity Account Five and Anchor National Registration Statement 333-08859, 811-7727, Post-Effective Amendment 8 and 9 on April 7, 2000.

***** Filed with Variable Account Five and Anchor National Registration Statement 333-08859, 811-7727, Post-Effective Amendment 9 and 10, on July 19, 2000.

+ Filed with Variable Annuity Account Five and Anchor National Initial Registration Statement 333-64338, 811-07727 on July 2, 2001.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.


NAME                                                 POSITION
----                                                 --------
Jay S. Wintrob                                       Director and President and Chief Executive Officer
Jana W. Greer                                        Director and Senior Vice President
James R. Belardi                                     Director and Senior Vice President
N. Scott Gillis                                      Director and Senior Vice President
Edwin R. Raquel                                      Senior Vice President and Chief Actuary
Marc H. Gamsin                                       Director and Senior Vice President
Mark A. Zaeske                                       Treasurer
J. Franklin Grey                                     Vice President
Maurice Hebert                                       Vice President and Controller
Edward P. Nolan*                                     Vice President
Gregory M. Outcalt                                   Senior Vice President
Scott H. Richland                                    Vice President
P. Daniel Demko, Jr.                                 Vice President
Stewart R. Polakov                                   Vice President
Lawrence M. Goldman                                  Vice President and Assistant Secretary
Christine A. Nixon                                   Vice President and Secretary
Ron Tani                                             Vice President
Virginia N. Puzon                                    Assistant Secretary

----------------


*88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of Anchor National Life Insurance Company (Depositor). Depositor is a subsidiary of American International Group, Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14, which is incorporated by reference to the Initial Registration Statement of Variable Annuity Account Five and Anchor National 333-64338, 811-07727 filed on July 2, 2001. As of January 4, 1999, Depositor became an indirect wholly-owned subsidiary of AIG. An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787 filed April 2, 2001.


ITEM 27. NUMBER OF CONTRACT OWNERS

    Sales of the SEASONS ADVISOR Variable Annuity have not yet begun.

ITEM 28. INDEMNIFICATION

    None.

ITEM 29. PRINCIPAL UNDERWRITER

    SunAmerica Capital Services, Inc. serves as distributor to the Registrant, Variable Annuity Account Five, Presidential Variable Account One, Variable Separate Account, FS Variable Separate Account, Variable Annuity Account One, FS Variable Annuity Account One, Variable Annuity Account Four and Variable Annuity Account Seven. SunAmerica Capital Services, Inc. also serves as the underwriter to the SunAmerica Income Funds, SunAmerica Equity Funds, SunAmerica Money Market Funds, Inc., Style Select Series, Inc. and the

SunAmerica Strategic Investment Series, Inc., all issued by Sunamerica Asset Management Corp.

    Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

NAME                                      POSITION WITH DISTRIBUTOR
----                                      -------------------------
Peter A. Harbeck                          Director
J. Steven Neamtz                          Director & President
Robert M. Zakem                           Director, Executive Vice President, General Counsel
                                          & Assistant Secretary
James Nichols                             Vice President
Debbie Potash-Turner                      Controller
Christine A. Nixon                        Secretary
Lawrence M. Goldman                       Assistant Secretary
Virginia N. Puzon                         Assistant Secretary

                                          NET DISTRIBUTION        COMPENSATION ON
                                            DISCOUNTS AND           REDEMPTION OR          BROKERAGE
NAME OF DISTRIBUTOR                          COMMISSIONS            ANNUITIZATION         COMMISSIONS        COMMISSIONS*
-------------------                       -----------------       ---------------         -----------        ------------
SunAmerica Capital Services, Inc.               None                    None                  None               None

------------------

*Distribution fee is paid by Anchor National Life Insurance Company.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

    Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

    State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

ITEM 31. MANAGEMENT SERVICES

    Not Applicable.

ITEM 32. UNDERTAKINGS

    Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

ITEM 33. REPRESENTATION

a) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
    Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 21st day of September, 2001.



                                    VARIABLE ANNUITY ACCOUNT FIVE
                                    (Registrant)


                                    ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                    (Depositor)

                                    By:          /s/ JAY S. WINTROB
                                        ---------------------------------------
                                                     Jay S. Wintrob
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                    ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                    (Depositor)

                                    By:          /s/ JAY S. WINTROB
                                        ---------------------------------------
                                                     Jay S. Wintrob
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER


    As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacity and on the dates indicated.



                SIGNATURE                                      TITLE                             DATE
-------------------------------------------       -----------------------------              ------------------
                                                   President, Chief Executive
              JAY S. WINTROB*                         Officer and Director
-------------------------------------------       (Principal Executive Officer)              September 21, 2001
              Jay S. Wintrob


              MARC H. GAMSIN*                       Senior Vice President and                September 21, 2001
-------------------------------------------                 Director
              Marc H. Gamsin


              N. SCOTT GILLIS*                       Senior Vice President and               September 21, 2001
-------------------------------------------        Director (Principal Financial
              N. Scott Gillis                                Officer)


             JAMES R. BELARDI*                       Senior Vice President and               September 21, 2001
-------------------------------------------                  Director
             James R. Belardi


               JANA W. GREER*                        Senior Vice President and               September 21, 2001
-------------------------------------------                 Director
               Jana W. Greer


             MAURICE A. HEBERT*
-------------------------------------------        Vice President and Controller             September 21, 2001
             Maurice A. Hebert                     (Principal Accounting Officer)


*By Attorney-In-Fact

         /s/ CHRISTINE A. NIXON
-------------------------------------------
             Christine A. Nixon

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -------------------------------------------------------------




(4)        (a) Seasons Advisor Variable Annuity Contract.........................  *
           (b) Seasons Advisor Group and Individual Retirement Annuity
                Endorsement......................................................  *
           (c) Purchase Payment Accumulation Optional Death Benefit Endorsement..  *
           (d) Maximum Anniversary Value Optional Death Benefit Endorsement......  *

(5)        (a) Seasons Advisor Application for Contract..........................  *
           (b) Seasons Advisor/Participation Enrollment Form.....................  *

(9)        Opinion of Counsel....................................................  *

(10)       Consent of Independent Accountants....................................  *

(13)       Performance Computations..............................................  *




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